## STATEMENT OF INVESTMENTS
**Dreyfus Variable Investment Fund, Appreciation Portfolio**
**September 30, 2007 (Unaudited)**

| Common Stocks--98.5% | Shares | Value ($) |
|---|---|---|
| **Banks--3.9%** | | |
| Bank of America | 291,216 | 14,639,428 |
| HSBC Holdings, ADR | 50,000 a | 4,630,000 |
| SunTrust Banks | 126,600 a | 9,579,822 |
| | | **28,849,250** |
| **Capital Goods--9.0%** | | |
| Caterpillar | 50,000 | 3,921,500 |
| Emerson Electric | 304,800 | 16,221,456 |
| Fluor | 40,000 a | 5,759,200 |
| General Electric | 865,500 | 35,831,700 |
| United Technologies | 64,000 | 5,150,720 |
| | | **66,884,576** |
| **Consumer Durables & Apparel--1.7%** | | |
| Christian Dior | 72,700 a | 9,305,321 |
| Polo Ralph Lauren | 40,000 | 3,110,000 |
| | | **12,415,321** |
| **Consumer Services--1.5%** | | |
| McDonald's | 204,500 | **11,139,115** |
| **Diversified Financials--9.4%** | | |
| American Express | 190,500 a | 11,309,985 |
| Ameriprise Financial | 61,500 | 3,881,265 |
| Citigroup | 601,524 | 28,073,125 |
| JPMorgan Chase & Co. | 355,100 | 16,270,682 |
| Merrill Lynch & Co. | 145,500 | 10,371,240 |
| | | **69,906,297** |
| **Energy--18.6%** | | |
| BP, ADR | 75,000 | 5,201,250 |
| Chevron | 310,300 | 29,037,874 |
| ConocoPhillips | 215,000 | 18,870,550 |
| Exxon Mobil | 550,064 a | 50,913,924 |
| Halliburton | 100,000 | 3,840,000 |
| Occidental Petroleum | 140,000 a | 8,971,200 |
| Royal Dutch Shell, ADR | 59,800 | 4,914,364 |
| Total, ADR | 120,000 | 9,723,600 |
| Transocean | 60,000 a,b | 6,783,000 |
| | | **138,255,762** |
| **Food & Staples Retailing--5.6%** | | |
| SYSCO | 100,000 a | 3,559,000 |
| Wal-Mart Stores | 125,700 | 5,486,805 |
| Walgreen | 624,900 | 29,520,276 |
| Whole Foods Market | 70,000 a | 3,427,200 |
| | | **41,993,281** |
| **Food, Beverage & Tobacco--18.3%** | | |
| Altria Group | 620,400 | 43,136,412 |
| Anheuser-Busch Cos. | 145,100 | 7,253,549 |
| Coca-Cola | 610,500 | 35,085,435 |
| Nestle, ADR | 241,000 | 27,076,350 |
| PepsiCo | 318,900 | 23,362,614 |
| | | **135,914,360** |
| **Health Care--.5%** | | |
| Medtronic | 65,000 | **3,666,650** |
| **Household & Personal Products--4.2%** | | |
| Estee Lauder Cos., Cl. A | 65,000 a | 2,759,900 |
| Procter & Gamble | 410,000 | 28,839,400 |
| | | **31,599,300** |

**Insurance--.8%**

| | | |
|---|---|---|
| American International Group | 90,920 | **6,150,738** |

**Materials--1.4%**

| | | |
|---|---|---|
| Praxair | 121,000 | **10,134,960** |

**Media--4.8%**

| | | |
|---|---|---|
| McGraw-Hill Cos. | 433,600 a | 22,074,576 |
| News, Cl. A | 606,436 | 13,335,528 |
| News, Cl. B | 9,800 | 229,222 |
| | | **35,639,326** |

**Pharmaceuticals & Biotechnology--8.7%**

| | | |
|---|---|---|
| Abbott Laboratories | 314,100 a | 16,842,042 |
| Eli Lilly & Co. | 100,000 a | 5,693,000 |
| Johnson & Johnson | 355,000 a | 23,323,500 |
| Merck & Co. | 180,000 | 9,304,200 |
| Pfizer | 170,000 | 4,153,100 |
| Roche Holding, ADR | 64,000 | 5,804,160 |
| | | **65,120,002** |

**Retailing--1.9%**

| | | |
|---|---|---|
| Target | 216,900 a | **13,788,333** |

**Semiconductors & Equipment--4.6%**

| | | |
|---|---|---|
| Intel | 1,054,700 a | 27,274,542 |
| Texas Instruments | 188,500 | 6,897,215 |
| | | **34,171,757** |

**Software & Services--2.6%**

| | | |
|---|---|---|
| Automatic Data Processing | 120,000 | 5,511,600 |
| Microsoft | 477,300 | 14,061,258 |
| | | **19,572,858** |

**Technology Hardware & Equipment--.5%**

| | | |
|---|---|---|
| Cisco Systems | 120,000 a,b | **3,973,200** |

**Telecommunications--.5%**

| | | |
|---|---|---|
| QUALCOMM | 90,000 | **3,803,400** |

**Total Common Stocks**

| | | |
|---|---|---|
| (cost $464,689,047) | | **732,978,486** |

**Other Investment--.2%**

| | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $1,283,000) | 1,283,000 c | **1,283,000** |

**Investment of Cash Collateral for**
**Securities Loaned--6.8%**

| | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Fund | | |
| (cost $50,800,517) | 50,800,517 c | **50,800,517** |

| | | |
|---|---|---|
| **Total Investments** (cost $516,772,564) | **105.5%** | **785,062,003** |
| **Liabilities, Less Cash and Receivables** | **(5.5%)** | **(40,657,721)** |
| **Net Assets** | **100.0%** | **744,404,282** |

ADR - American Depository Receipts

a    All or a portion of these securities are on loan. At September 30, 2007, the total market value of the portfolio's securities on
loan is $49,578,142 and the total market value of the collateral held by the portfolio is $50,800,517.

b    Non-income producing security.

c    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

| Common Stocks--99.3% | Shares | Value ($) |
|---|---|---|
| **Commercial & Professional Services--10.1%** | | |
| ABM Industries | 66,600 | 1,330,668 |
| Anixter International | 62,000 a,b | 5,111,900 |
| COMSYS IT Partners | 249,800 a,b | 4,199,138 |
| Consolidated Graphics | 9,700 b | 609,063 |
| Deluxe | 73,500 a | 2,707,740 |
| Forrester Research | 12,800 a,b | 301,696 |
| Houston Wire & Cable | 83,200 a | 1,506,752 |
| IKON Office Solutions | 378,100 a | 4,858,585 |
| Kelly Services, Cl. A | 42,100 a | 834,001 |
| Kforce | 124,500 b | 1,601,070 |
| MPS Group | 225,900 a,b | 2,518,785 |
| Nautilus | 213,400 a | 1,700,798 |
| Performance Food Group | 104,700 a,b | 3,154,611 |
| Portfolio Recovery Associates | 38,600 a | 2,048,502 |
| PSS World Medical | 25,700 a,b | 491,641 |
| Rush Enterprises, Cl. A | 101,000 a,b | 2,560,350 |
| ScanSource | 97,300 a,b | 2,735,103 |
| Spherion | 395,300 b | 3,265,178 |
| TeleTech Holdings | 185,600 a,b | 4,437,696 |
| ValueClick | 46,200 a,b | 1,037,652 |
| Viad | 149,200 | 5,371,200 |
| Voyager Learning | 85,100 b | 700,373 |
| | | **53,082,502** |
| **Communications--.8%** | | |
| Alaska Communications Systems Group | 259,700 a | 3,752,665 |
| Centennial Communications | 72,500 a,b | 733,700 |
| | | **4,486,365** |
| **Consumer Durables--2.9%** | | |
| Avatar Holdings | 67,800 a,b | 3,385,254 |
| Cooper Tire & Rubber | 22,500 | 549,000 |
| Fossil | 173,500 a,b | 6,481,960 |
| LoJack | 40,400 a,b | 765,984 |
| Polaris Industries | 23,600 a | 1,029,432 |
| THQ | 122,900 a,b | 3,070,042 |
| | | **15,281,672** |
| **Consumer Non-Durables--4.2%** | | |
| American Greetings, Cl. A | 31,900 a | 842,160 |
| Boston Beer, Cl. A | 49,300 b | 2,398,938 |
| Central Garden & Pet, Cl. A | 67,200 b | 603,456 |
| Coca-Cola Bottling | 7,000 a | 422,100 |
| Flowers Foods | 19,100 a | 416,380 |
| Imperial Sugar | 200,400 a | 5,236,452 |
| NBTY | 51,400 a,b | 2,086,840 |
| Perry Ellis International | 142,900 a,b | 3,959,759 |
| Universal/Richmond, VA | 44,900 a | 2,197,855 |
| USANA Health Sciences | 76,500 a,b | 3,346,875 |
| Warnaco Group | 17,400 a,b | 679,818 |
| | | **22,190,633** |
| **Consumer Services--6.6%** | | |
| Belo, Cl. A | 161,600 a | 2,805,376 |
| Entercom Communications, Cl. A | 177,700 a | 3,434,941 |
| Jack in the Box | 81,500 a,b | 5,284,460 |

| | | |
|---|---:|---:|
| Lee Enterprises | 53,100 a | 826,767 |
| Media General, Cl. A | 29,700 a | 817,047 |
| Monarch Casino & Resort | 31,900 b | 907,555 |
| Pre-Paid Legal Services | 36,900 a,b | 2,046,474 |
| Priceline.com | 75,700 a,b | 6,718,375 |
| Ruby Tuesday | 194,400 a | 3,565,296 |
| Sinclair Broadcast Group, Cl. A | 334,500 a | 4,027,380 |
| Sotheby's | 87,000 a | 4,157,730 |
| | | **34,591,401** |
| **Electronic Technology--11.4%** | | |
| Advanced Energy Industries | 273,200 a,b | 4,125,320 |
| Amkor Technology | 199,100 a,b | 2,293,632 |
| Anaren | 54,800 a,b | 772,680 |
| Arris Group | 294,300 b | 3,634,605 |
| Ceradyne | 92,800 a,b | 7,028,672 |
| Comtech Group | 80,500 b | 1,465,905 |
| CTS | 130,000 a | 1,677,000 |
| Cymer | 77,900 a,b | 2,990,581 |
| EMS Technologies | 19,200 b | 470,976 |
| Exar | 325,666 b | 4,253,198 |
| FEI | 35,200 a,b | 1,106,336 |
| Immersion | 216,400 a,b | 3,544,632 |
| InterDigital | 125,100 a,b | 2,599,578 |
| Intevac | 250,500 a,b | 3,807,600 |
| Mentor Graphics | 244,600 a,b | 3,693,460 |
| Methode Electronics | 66,500 | 1,000,825 |
| MIPS Technologies | 185,100 a,b | 1,462,290 |
| Novatel Wireless | 46,300 b | 1,048,695 |
| ON Semiconductor | 218,300 a,b | 2,741,848 |
| Oplink Communications | 131,100 a,b | 1,790,826 |
| Orbital Sciences | 234,100 a,b | 5,206,384 |
| Power Integrations | 80,900 b | 2,403,539 |
| Stratasys | 18,800 a,b | 518,128 |
| Trident Microsystems | 35,600 a,b | 565,684 |
| | | **60,202,394** |
| **Energy Minerals--2.9%** | | |
| Atlas America | 16,200 | 836,406 |
| ATP Oil and Gas | 20,900 a,b | 982,927 |
| Comstock Resources | 13,300 a,b | 410,172 |
| Mariner Energy | 222,900 a,b | 4,616,259 |
| PetroHawk Energy | 181,400 b | 2,978,588 |
| PetroQuest Energy | 23,200 a,b | 248,936 |
| Resource America | 49,200 a | 776,868 |
| Western Refining | 110,700 a | 4,492,206 |
| | | **15,342,362** |
| **Finance--14.0%** | | |
| Amcore Financial | 41,900 a | 1,044,148 |
| Amerisafe | 44,500 b | 736,030 |
| AMREP | 17,000 a | 455,600 |
| Aspen Insurance Holdings | 25,900 | 722,869 |
| BankUnited Financial, Cl. A | 193,900 a | 3,013,206 |
| Boston Private Financial Holdings | 44,200 a | 1,230,528 |
| Citizens Republic Bancorp | 223,313 a | 3,597,572 |
| Commerce Group | 119,400 a | 3,518,718 |
| Community Bank System | 161,300 a | 3,148,576 |
| Corus Bankshares | 288,500 a | 3,756,270 |
| CorVel | 19,700 b | 455,464 |
| First Busey | 15,900 a | 348,369 |
| First Community Bancshares | 8,700 a | 315,201 |
| First Financial Bancorp | 107,100 | 1,368,738 |

| | | |
|---|---|---:|
| First Midwest Bancorp/IL | 33,800 a | 1,154,608 |
| FirstFed Financial | 74,800 a,b | 3,706,340 |
| FirstMerit | 170,200 | 3,363,152 |
| Frontier Financial | 76,000 a | 1,773,080 |
| Great Southern Bancorp | 13,800 a | 342,792 |
| Greenhill & Co. | 34,100 | 2,081,805 |
| Irwin Financial | 26,000 a | 286,520 |
| KNBT Bancorp | 32,600 a | 539,204 |
| Knight Capital Group, Cl. A | 106,400 a,b | 1,272,544 |
| Max Capital Group | 15,400 | 431,816 |
| National Penn Bancshares | 101,352 a | 1,658,119 |
| NYMagic | 29,800 | 828,738 |
| Ocwen Financial | 347,100 a,b | 3,273,153 |
| Odyssey Re Holdings | 132,600 a | 4,920,786 |
| Pacific Capital Bancorp | 212,400 a | 5,586,120 |
| Phoenix Cos. | 350,600 a | 4,946,966 |
| RLI | 55,500 a | 3,147,960 |
| RSC Holdings | 25,400 | 416,560 |
| SeaBright Insurance Holdings | 20,500 a,b | 349,935 |
| Security Bank | 26,000 a | 325,520 |
| Simmons First National, Cl. A | 13,600 a | 358,224 |
| Stifel Financial | 14,800 a,b | 856,032 |
| Susquehanna Bancshares | 154,100 a | 3,097,410 |
| SWS Group | 29,700 | 525,393 |
| Trustmark | 19,500 a | 546,780 |
| United Community Banks/GA | 18,800 a | 460,976 |
| WesBanco | 27,900 a | 696,942 |
| Wilshire Bancorp | 44,600 a | 489,262 |
| WSFS Financial | 23,100 | 1,441,440 |
| Zenith National Insurance | 31,500 a | 1,414,035 |
| | | **74,003,501** |
| **Health Care Technology--9.5%** | | |
| American Oriental Bioengineering | 241,300 a,b | 2,690,495 |
| Auxilium Pharmaceuticals | 145,500 a,b | 3,067,140 |
| Bruker BioSciences | 217,800 a,b | 1,916,640 |
| CONMED | 150,400 b | 4,209,696 |
| Cubist Pharmaceuticals | 135,600 a,b | 2,865,228 |
| Cutera | 88,500 a,b | 2,319,585 |
| Cynosure, Cl. A | 81,372 b | 3,002,627 |
| Gentiva Health Services | 66,300 a,b | 1,273,623 |
| Geron | 248,100 a,b | 1,816,092 |
| GTx | 64,800 b | 1,054,944 |
| Immucor | 155,900 b | 5,573,425 |
| Lifecell | 69,200 a,b | 2,599,844 |
| Medicines | 166,100 b | 2,958,241 |
| Obagi Medical Products | 23,800 | 439,586 |
| OSI Pharmaceuticals | 61,800 a,b | 2,100,582 |
| Palomar Medical Technologies | 28,100 b | 800,569 |
| Savient Pharmaceuticals | 282,800 b | 4,114,740 |
| Sciele Pharma | 231,400 a,b | 6,021,028 |
| ViroPharma | 145,700 a,b | 1,296,730 |
| | | **50,120,815** |
| **Industrial Services--2.2%** | | |
| Baker (Michael) | 14,400 b | 705,744 |
| EMCOR Group | 24,100 b | 755,776 |
| Grey Wolf | 381,300 a,b | 2,497,515 |
| MarkWest Hydrocarbon | 13,100 a | 761,503 |
| Matrix Service | 16,000 b | 335,200 |
| Perini | 40,600 b | 2,270,758 |
| Trico Marine Services | 141,700 b | 4,222,660 |

|  |  |  | 11,549,156 |
|---|---|---|---|
| **Non-Energy Minerals--3.6%** |  |  |  |
| Cleveland-Cliffs | 64,400 | a | 5,665,268 |
| Kaiser Aluminum | 51,000 |  | 3,599,070 |
| Olin | 288,500 | a | 6,456,630 |
| Ryerson | 29,600 | a | 998,704 |
| Steel Dynamics | 45,800 |  | 2,138,860 |
| USEC | 29,100 | a,b | 298,275 |
|  |  |  | **19,156,807** |
| **Process Industries--6.4%** |  |  |  |
| AEP Industries | 45,100 | b | 1,909,534 |
| AptarGroup | 72,300 | a | 2,738,001 |
| CF Industries Holdings | 102,300 | a | 7,765,593 |
| GrafTech International | 352,300 | a,b | 6,285,032 |
| Headwaters | 233,100 | a,b | 3,468,528 |
| Mercer International | 93,600 | a,b | 884,520 |
| Sensient Technologies | 45,000 | a | 1,299,150 |
| Spartech | 188,400 | a | 3,214,104 |
| Terra Industries | 194,800 | a,b | 6,089,448 |
|  |  |  | **33,653,910** |
| **Producer Manufacturing--4.3%** |  |  |  |
| Aaon | 45,900 | a | 905,607 |
| American Woodmark | 75,700 | a | 1,876,603 |
| Astec Industries | 26,400 | a,b | 1,516,680 |
| Belden | 27,600 | a | 1,294,716 |
| Encore Wire | 48,600 |  | 1,221,318 |
| Genlyte Group | 69,900 | a,b | 4,491,774 |
| Kadant | 25,500 | a,b | 714,000 |
| Knoll | 235,900 | a | 4,184,866 |
| RBC Bearings | 22,000 | a,b | 843,700 |
| Regal-Beloit | 28,600 | a | 1,369,654 |
| Wabtec | 109,000 | a | 4,083,140 |
| Walter Industries | 13,000 | a | 349,700 |
|  |  |  | **22,851,758** |
| **Retail Trade--5.7%** |  |  |  |
| Aeropostale | 201,900 | a,b | 3,848,214 |
| Asbury Automotive Group | 195,200 |  | 3,866,912 |
| Big Lots | 194,800 | a,b | 5,812,832 |
| Dress Barn | 141,200 | a,b | 2,401,812 |
| Gymboree | 52,000 | a,b | 1,832,480 |
| Ingles Markets, Cl. A | 59,300 | a | 1,699,538 |
| Insight Enterprises | 38,000 | b | 980,780 |
| JoS. A. Bank Clothiers | 95,600 | a,b | 3,194,952 |
| Systemax | 263,700 | a | 5,390,028 |
| ValueVision Media, Cl. A | 93,500 | a,b | 692,835 |
| Winn-Dixie Stores | 25,700 | b | 481,104 |
|  |  |  | **30,201,487** |
| **Technology Services--8.1%** |  |  |  |
| Albany Molecular Research | 132,000 | a,b | 1,993,200 |
| AMERIGROUP | 72,700 | a,b | 2,506,696 |
| Ansoft | 84,800 | b | 2,796,704 |
| Apria Healthcare Group | 176,000 | a,b | 4,577,760 |
| CSG Systems International | 113,700 | a,b | 2,416,125 |
| HealthSpring | 20,600 | b | 401,700 |
| Heartland Payment Systems | 18,700 | a | 480,590 |
| Imergent | 23,600 |  | 529,348 |
| Interwoven | 201,900 | b | 2,873,037 |
| Level 3 Communications | 1 | a,b | 4 |
| LHC Group | 26,000 | a,b | 558,220 |
| Manhattan Associates | 181,000 | b | 4,961,210 |

| | | |
|---|---:|---:|
| Omnicell | 168,700 a,b | 4,814,698 |
| RealNetworks | 281,600 b | 1,909,248 |
| Sykes Enterprises | 290,900 b | 4,831,849 |
| Tyler Technologies | 85,800 a,b | 1,145,430 |
| Vignette | 291,400 b | 5,848,398 |
| | | **42,644,217** |
| **Transportation--2.9%** | | |
| Genesee & Wyoming, Cl. A | 78,800 b | 2,272,592 |
| Horizon Lines, Cl. A | 150,500 a | 4,594,765 |
| Pacer International | 172,800 a | 3,291,840 |
| Pinnacle Airlines | 67,100 a,b | 1,074,942 |
| Saia | 150,200 b | 2,482,806 |
| SkyWest | 62,400 | 1,570,608 |
| | | **15,287,553** |
| **Utilities--3.7%** | | |
| CH Energy Group | 77,100 a | 3,685,380 |
| El Paso Electric | 194,200 b | 4,491,846 |
| MGE Energy | 18,200 a | 608,608 |
| New Jersey Resources | 48,500 a | 2,405,115 |
| Piedmont Natural Gas | 106,100 a | 2,662,049 |
| Portland General Electric | 78,600 | 2,185,080 |
| South Jersey Industries | 17,900 a | 622,920 |
| Westar Energy | 119,000 | 2,922,640 |
| | | **19,583,638** |
| **Total Common Stocks** | | |
| (cost $528,666,865) | | **524,230,171** |

**Other Investment--.9%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $4,879,000) | 4,879,000 c | **4,879,000** |

**Investment of Cash Collateral for**
**Securities Loaned--37.6%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Fund | | |
| (cost $198,573,361) | 198,573,361 c | **198,573,361** |
| | | |
| **Total Investments** (cost $732,119,226) | **137.8%** | **727,682,532** |
| **Liabilities, Less Cash and Receivables** | **(37.8%)** | **(199,778,747)** |
| **Net Assets** | **100.0%** | **527,903,785** |

a   All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on
    loan is $188,348,982 and the total market value of the collateral held by the fund is $198,573,361.
b   Non-income producing security.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS
**Dreyfus Variable Investment Fund, Growth And Income Portfolio**
**September 30, 2007 (Unaudited)**

| Common Stocks--99.5% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--7.9%** | | |
| Best Buy | 50,208 a | 2,310,572 |
| Gap | 167,637 | 3,091,226 |
| Home Depot | 50,838 a | 1,649,185 |
| Nordstrom | 37,690 | 1,767,284 |
| Omnicom Group | 34,644 | 1,666,030 |
| Starbucks | 32,114 b | 841,387 |
| Urban Outfitters | 78,428 b | 1,709,730 |
| Walt Disney | 37,847 | 1,301,558 |
| | | **14,336,972** |
| **Consumer Staples--13.2%** | | |
| Altria Group | 33,437 | 2,324,874 |
| Avon Products | 62,815 | 2,357,447 |
| Cadbury Schweppes, ADR | 21,865 | 1,017,160 |
| Colgate-Palmolive | 20,169 | 1,438,453 |
| Costco Wholesale | 22,011 | 1,350,815 |
| CVS | 49,644 | 1,967,392 |
| Kraft Foods, Cl. A | 23,487 | 810,536 |
| PepsiCo | 14,158 | 1,037,215 |
| Procter & Gamble | 54,505 | 3,833,882 |
| Wal-Mart Stores | 100,598 | 4,391,103 |
| Whole Foods Market | 69,539 a | 3,404,629 |
| | | **23,933,506** |
| **Energy--7.0%** | | |
| Chevron | 20,165 | 1,887,041 |
| Exxon Mobil | 61,758 | 5,716,320 |
| Halliburton | 37,529 | 1,441,114 |
| Schlumberger | 21,718 | 2,280,390 |
| Ultra Petroleum | 22,914 b | 1,421,585 |
| | | **12,746,450** |
| **Exchange Traded Funds--2.1%** | | |
| iShares Russell 1000 Growth Index | | |
| Fund | 21,794 | 1,345,344 |
| Powershares QQQ | 27,542 | 1,415,934 |
| Standard & Poor's Depository | | |
| Receipts (Tr. Ser. 1) | 6,949 | 1,060,278 |
| | | **3,821,556** |
| **Financial--9.3%** | | |
| American International Group | 19,938 | 1,348,806 |
| Bank of America | 1 | 50 |
| Charles Schwab | 141,607 | 3,058,711 |
| Citigroup | 58,765 | 2,742,563 |
| CME Group | 3,959 | 2,325,319 |
| Goldman Sachs Group | 7,739 | 1,677,351 |
| Morgan Stanley | 25,088 | 1,580,544 |
| State Street | 18,835 | 1,283,794 |
| Unum Group | 116,569 | 2,852,443 |
| | | **16,869,581** |
| **Health Care--14.8%** | | |
| Allergan | 46,684 | 3,009,717 |
| Amylin Pharmaceuticals | 57,159 a,b | 2,857,950 |
| Covance | 13,724 a,b | 1,069,100 |
| Eli Lilly & Co. | 17,205 | 979,481 |
| Genentech | 29,238 b | 2,281,149 |
| Gilead Sciences | 67,716 b | 2,767,553 |

| | | |
|---|---:|---:|
| Johnson & Johnson | 14,000 | 919,800 |
| Medtronic | 35,380 | 1,995,786 |
| Merck & Co. | 27,818 | 1,437,912 |
| Pfizer | 53,444 | 1,305,637 |
| Pharmaceutical Product Development | 51,247 c | 1,816,194 |
| Schering-Plough | 75,587 | 2,390,817 |
| Thermo Fisher Scientific | 70,705 b | 4,081,093 |
| | | **26,912,189** |
| **Industrial--6.4%** | | |
| Canadian National Railway | 26,941 | 1,535,637 |
| FedEx | 11,971 a | 1,253,962 |
| General Electric | 142,855 | 5,914,197 |
| Waste Management | 75,524 | 2,850,276 |
| | | **11,554,072** |
| **Information Technology--24.0%** | | |
| Apple | 47,367 b | 7,272,729 |
| Broadcom, Cl. A | 74,989 a,b | 2,732,599 |
| Corning | 81,848 | 2,017,553 |
| eBay | 66,374 b | 2,589,913 |
| EMC/Massachusetts | 99,156 b | 2,062,445 |
| Google, Cl. A | 4,815 b | 2,731,405 |
| Hewlett-Packard | 85,324 | 4,248,282 |
| Intersil, Cl. A | 44,429 | 1,485,261 |
| Juniper Networks | 69,368 a,b | 2,539,562 |
| KLA-Tencor | 30,904 a | 1,723,825 |
| Marvell Technology Group | 150,219 b | 2,459,085 |
| Maxim Integrated Products | 57,569 | 1,689,650 |
| MEMC Electronic Materials | 22,653 b | 1,333,356 |
| SanDisk | 47,924 a,b | 2,640,612 |
| Symantec | 44,145 b | 855,530 |
| Texas Instruments | 88,843 | 3,250,765 |
| Yahoo! | 80,027 a,b | 2,147,925 |
| | | **43,780,497** |
| **Materials--1.3%** | | |
| E.I. du Pont de Nemours & Co. | 30,389 | 1,506,079 |
| Ecolab | 19,450 | 918,040 |
| | | **2,424,119** |
| **Software--13.5%** | | |
| Adobe Systems | 82,083 b | 3,583,744 |
| Autodesk | 19,815 b | 990,155 |
| Automatic Data Processing | 30,445 | 1,398,339 |
| Cisco Systems | 188,946 b | 6,256,002 |
| Electronic Arts | 66,038 b | 3,697,468 |
| Microsoft | 260,826 | 7,683,934 |
| Molex | 31,407 a | 845,791 |
| | | **24,455,433** |
| **Total Common Stocks** | | |
| (cost $155,876,804) | | **180,834,375** |

**Other Investment--.1%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $151,000) | 151,000 c | **151,000** |

**Investment of Cash Collateral for**
**Securities Loaned--11.4%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Fund | | |
| (cost $20,798,587) | 20,798,587 c | **20,798,587** |

| | | |
|---|---|---|
| **Total Investments** (cost $176,826,391) | **111.0%** | **201,783,962** |
| **Liabilities, Less Cash and Receivables** | **(11.0%)** | **(20,045,658)** |
| **Net Assets** | **100.0%** | **181,738,304** |

ADR - American Depository Receipts

a    All or a portion of these securities are on loan. At September 30, 2007, the total market value of the portfolio's securities on loan is $20,218,625 and the total market value of the collateral held by the portfolio is $20,798,587.

b    Non-income producing security.

c    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**STATEMENT OF INVESTMENTS**
**Dreyfus Variable Investment Fund, International Equity Portfolio**
**September 30, 2007 (Unaudited)**

| Common Stocks--97.7% | Shares | Value ($) |
|---|---|---|
| **Argentina--.3%** | | |
| Pampa Holding, GDR | 11,988 a | **264,539** |
| **Australia--1.2%** | | |
| Telstra (Installment Receipts) | 411,454 | **1,044,255** |
| **Brazil--7.2%** | | |
| All America Latina Logistica (Units) | 71,337 | 1,015,764 |
| Cia de Bebidas das Americas (AmBev), ADR (Preferred) | 13,085 | 956,906 |
| Cia Vale do Rio Doce, ADR | 31,852 | 906,189 |
| Diagnosticos da America | 23,486 | 538,141 |
| Petroleo Brasileiro, ADR (Preferred) | 20,189 | 1,306,228 |
| Porto Seguro | 18,000 | 691,326 |
| Tele Norte Leste Participacoes, ADR | 35,908 | 806,494 |
| | | **6,221,048** |
| **Canada--1.1%** | | |
| Oncolytics Biotech | 151,225 a | 289,033 |
| Teck Cominco Ltd.-Cl B | 13,951 | 662,676 |
| | | **951,709** |
| **China--1.2%** | | |
| Jiangsu Expressway, Cl. H | 812,000 | **1,044,736** |
| **Colombia--.6%** | | |
| Suramericana de Inversiones | 60,779 | **559,605** |
| **Denmark--1.1%** | | |
| AP Moller - Maersk, Cl. B | 68 | **934,055** |
| **Finland--1.7%** | | |
| Nokia | 39,234 | **1,491,879** |
| **France--8.3%** | | |
| Alstom | 5,495 | 1,117,395 |
| AXA | 20,116 | 900,338 |
| France Telecom | 31,048 | 1,040,226 |
| Thales | 15,103 | 885,567 |
| Total | 20,326 | 1,653,065 |
| Veolia Environnement | 9,621 | 828,698 |
| Vivendi | 18,793 | 793,412 |
| | | **7,218,701** |
| **Germany--11.9%** | | |
| Allianz | 3,604 | 842,252 |
| Comdirect Bank | 39,566 | 493,224 |
| Deutsche Boerse | 10,724 | 1,460,734 |
| E.ON | 7,826 | 1,447,294 |
| Fresenius Medical Care & Co. | 12,483 | 663,574 |
| Gerry Weber International | 17,776 | 574,520 |
| K+S | 6,857 | 1,257,335 |
| Praktiker Bau-und Heimwerkermaerkte Holding, Cl. A | 21,878 | 819,120 |
| SAP | 12,193 | 713,895 |
| Siemens | 8,878 | 1,220,937 |
| Symrise | 31,818 a | 844,105 |
| | | **10,336,990** |
| **Greece--.7%** | | |
| Public Power | 16,320 | **647,107** |
| **Hong Kong--3.8%** | | |
| Esprit Holdings | 59,500 | 945,441 |
| Jardine Matheson Holdings | 16,800 | 480,480 |
| Shanghai Real Estate | 1,908,000 | 824,837 |
| Swire Pacific Ltd., Cl A | 85,000 | 1,030,744 |
| | | **3,281,502** |
| **Indonesia--1.4%** | | |

| | | |
|---|---|---|
| Astra International | 294,500 | 619,915 |
| Bank Central Asia | 918,000 | 617,354 |
| | | **1,237,269** |
| **Japan--9.0%** | | |
| Canon | 20,500 | 1,118,912 |
| Japan Tobacco | 232 | 1,274,359 |
| JFE Holdings, Inc. | 13,500 | 956,605 |
| Mitsubishi | 42,000 | 1,330,838 |
| Toyota Motor | 31,100 | 1,835,543 |
| Yamada Denki | 12,940 | 1,280,764 |
| | | **7,797,021** |
| **Kazakhstan--.5%** | | |
| Kazkimmertsbank, GDR | 33,653 a | **461,383** |
| **Malaysia--1.6%** | | |
| AMMB Holdings | 511,400 | 651,350 |
| Bursa Malaysia | 221,700 | 715,686 |
| | | **1,367,036** |
| **Netherlands--2.8%** | | |
| ArcelorMittal | 12,598 | 994,558 |
| Koninklijke Philips Electronics | 31,298 | 1,412,867 |
| | | **2,407,425** |
| **Norway--3.1%** | | |
| Aker Kvaerner | 12,100 | 385,082 |
| NYA | 67,926 | 2,312,784 |
| | | **2,697,866** |
| **Russia--2.4%** | | |
| Evraz Group, GDR | 13,524 | 860,803 |
| Gazprom, ADR | 11,352 | 501,123 |
| Sistema JSFC, GDR | 20,941 | 701,733 |
| | | **2,063,659** |
| **Singapore--1.8%** | | |
| DBS Group Holdings | 37,000 | 538,109 |
| Singapore Airlines | 84,000 | 1,051,979 |
| | | **1,590,088** |
| **South Africa--1.1%** | | |
| MTN Group | 58,448 | **917,290** |
| **South Korea--2.4%** | | |
| LG Telecom | 64,611 a | 650,946 |
| Samsung Fire & Marine Insurance | 3,330 | 716,833 |
| Shinsegae Co., Ltd. | 970 | 675,179 |
| | | **2,042,958** |
| **Sweden--2.7%** | | |
| Tele2, Cl. B | 47,525 | 1,026,820 |
| Telefonaktiebolaget LM Ericsson, Cl. B | 324,614 | 1,299,463 |
| | | **2,326,283** |
| **Switzerland--8.7%** | | |
| ABB | 36,327 | 957,025 |
| Bank Sarasin & Cie, Cl. B | 127 | 558,721 |
| Compagnie Financiere Richemont, Cl. A | 12,947 | 858,275 |
| Nestle | 3,375 | 1,516,691 |
| Nobel Biocare Holding | 2,266 | 613,814 |
| Novartis | 17,576 | 970,320 |
| Roche Holding | 6,442 | 1,168,505 |
| Syngenta | 4,237 | 913,806 |
| | | **7,557,157** |
| **Taiwan--.7%** | | |
| Taiwan Semiconductor Manufacturing, ADR | 60,757 | **614,861** |
| **Thailand--1.9%** | | |
| Advanced Info Service PCL | 245,000 | 683,542 |
| Bangkok Bank | 102,000 | 367,712 |
| Bank of Ayudhya PCL | 697,400 | 601,207 |

|  |  |  | 1,652,461 |
| --- | --- | --- | --- |
| **United Kingdom--18.5%** |  |  |  |
| Admiral Group | | 31,709 | 575,698 |
| Anglo American PLC | | 21,910 | 1,465,615 |
| BP | | 143,540 | 1,666,732 |
| British American Tobacco | | 40,006 | 1,423,726 |
| Cable & Wireless | | 296,725 | 1,112,321 |
| eaga | | 78,099 a | 316,401 |
| GlaxoSmithKline | | 38,788 | 1,029,353 |
| ICAP | | 128,325 | 1,380,361 |
| Old Mutual | | 122,215 | 396,368 |
| Prudential | | 61,001 | 933,048 |
| Smith & Nephew | | 50,584 | 616,394 |
| Standard Chartered | | 40,311 | 1,320,956 |
| Tesco | | 91,186 | 817,127 |
| Vodafone Group | | 435,335 | 1,572,154 |
| Xstrata | | 20,396 | 1,337,959 |
|  |  |  | **15,964,213** |
| **Total Common Stocks** |  |  |  |
| (cost $65,994,810) |  |  | **84,693,096** |

**Preferred Stocks--.7%**

| **Italy** |  |  |  |
| --- | --- | --- | --- |
| Unipol |  |  |  |
| (cost $681,121) | | 195,837 | **614,509** |

| **Total Investments** (cost $66,675,931) | **98.4%** | **85,307,605** |
| --- | --- | --- |
| **Cash and Receivables (Net)** | **1.6%** | **1,417,750** |
| **Net Assets** | **100.0%** | **86,725,355** |

ADR - American Depository Receipts

GDR - Global Depository Receipts

a  Non-income producing security.


Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and

semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS
**Dreyfus Variable Investment Fund, International Value Portfolio**
**September 30, 2007 (Unaudited)**

| Common Stocks--94.6% | Shares | Value ($) |
|---|---|---|
| **Australia--3.5%** | | |
| Amcor | 268,538 | 1,758,659 |
| Insurance Australia Group | 119,141 | 555,060 |
| National Australia Bank | 50,551 | 1,781,349 |
| Suncorp-Metway | 71,676 | 1,291,187 |
| Tabcorp Holdings | 110,473 | 1,485,211 |
| Telstra | 57,400 | 222,084 |
| | | **7,093,550** |
| **Belgium--.7%** | | |
| Fortis | 41,920 | 1,234,674 |
| Fortis (Rights) | 41,920 a | 222,421 |
| | | **1,457,095** |
| **Brazil--1.0%** | | |
| Petroleo Brasileiro, ADR | 10,940 | 825,970 |
| Tele Norte Leste Participacoes, ADR | 49,600 | 1,114,016 |
| | | **1,939,986** |
| **Finland--1.0%** | | |
| UPM-Kymmene | 81,668 | **1,975,553** |
| **France--9.6%** | | |
| BNP Paribas | 14,070 | 1,540,022 |
| Credit Agricole | 68,333 | 2,636,384 |
| France Telecom | 50,560 | 1,693,952 |
| Lafarge | 4,790 | 742,294 |
| Lagardere | 13,820 | 1,176,577 |
| Peugeot | 7,590 | 626,587 |
| Sanofi-Aventis | 62,540 | 5,296,744 |
| Thomson | 68,860 | 1,048,936 |
| Total | 55,470 | 4,511,243 |
| Total, ADR | 2,690 | 217,971 |
| | | **19,490,710** |
| **Germany--9.8%** | | |
| Adidas | 22,820 | 1,497,216 |
| Allianz | 7,950 | 1,857,909 |
| Bayerische Motoren Werke | 22,860 | 1,473,119 |
| Deutsche Post | 115,790 | 3,369,086 |
| Deutsche Telekom | 117,550 | 2,310,376 |
| E.ON | 7,319 | 1,353,532 |
| Hannover Rueckversicherung | 4,360 | 221,260 |
| Heidelberger Druckmaschinen | 26,110 | 1,142,544 |
| Muenchener Rueckversicherungs | 11,860 | 2,279,758 |
| RWE | 15,450 | 1,943,605 |
| Siemens | 18,620 | 2,560,694 |
| | | **20,009,099** |
| **Greece--1.1%** | | |
| Public Power | 58,690 | **2,327,125** |
| **Hong Kong--2.2%** | | |
| BOC Hong Kong Holdings | 620,000 | 1,572,121 |
| HongKong Electric Holdings | 89,500 | 465,216 |
| Hutchison Whampoa | 181,900 | 1,946,012 |
| Johnson Electric Holdings | 1,130,500 | 590,537 |
| | | **4,573,886** |
| **Ireland--.3%** | | |
| Bank of Ireland | 37,529 | **690,506** |
| **Israel--.3%** | | |
| Teva Pharmaceutical Industries, ADR | 13,410 | **596,343** |
| **Italy--5.4%** | | |

| | | |
|---|---:|---:|
| Banco Popolare Scarl | 52,230 a | 1,175,541 |
| ENI | 47,105 | 1,748,176 |
| Mediaset | 170,620 | 1,759,459 |
| Saras | 154,080 | 939,492 |
| Telecom Italia | 681,870 | 2,073,965 |
| UniCredito Italiano | 217,340 | 1,859,952 |
| Unipol Gruppo Finanziario | 433,980 | 1,477,828 |
| | | **11,034,413** |
| **Japan--22.0%** | | |
| 77 Bank | 92,500 | 622,437 |
| Aeon | 165,600 | 2,339,663 |
| Astellas Pharma | 11,300 | 542,007 |
| Canon | 22,659 | 1,236,752 |
| Central Japan Railway | 185 | 1,964,744 |
| Chiyoda | 31,600 | 569,672 |
| Credit Saison | 23,400 | 602,951 |
| Dentsu | 389 | 1,103,930 |
| Funai Electric | 3,000 | 130,577 |
| JS Group | 67,400 | 1,172,276 |
| Kubota | 223,000 | 1,836,414 |
| Lawson | 600 | 18,960 |
| Matsumotokiyoshi | 38,240 | 707,378 |
| Mitsubishi | 26,100 | 827,021 |
| Mitsubishi UFJ Financial Group | 338 | 3,198,773 |
| Mitsui Trust Holdings | 95,800 | 747,219 |
| NGK Spark Plug | 54,400 | 845,301 |
| Nippon Express | 385,500 | 1,916,174 |
| Nippon Paper Group | 377 | 1,165,049 |
| Nissan Motor | 232,000 | 2,324,544 |
| NOK | 59,200 | 1,267,743 |
| Nomura Holdings | 149,500 | 2,506,525 |
| Ricoh | 31,700 | 670,564 |
| Rohm | 18,400 | 1,625,767 |
| Sekisui Chemical | 168,300 | 1,235,055 |
| Sekisui House | 157,800 | 1,986,323 |
| Seven & I Holdings | 87,100 | 2,240,527 |
| SFCG | 2,728 | 382,098 |
| Sumitomo Chemical | 24,200 | 207,504 |
| Sumitomo Mitsui Financial Group | 394 | 3,069,684 |
| Takeda Pharmaceutical | 24,300 | 1,709,197 |
| Teijin | 224,200 | 1,094,896 |
| THK | 51,200 | 1,080,827 |
| Tokyo Electron | 11,800 | 747,804 |
| Toyota Motor | 15,400 | 908,918 |
| | | **44,605,274** |
| **Malaysia--.5%** | | |
| Malayan Banking | 308,500 | **995,891** |
| **Mexico--.3%** | | |
| Coca-Cola Femsa, ADR | 15,860 | **680,553** |
| **Netherlands--2.9%** | | |
| Aegon | 82,832 | 1,586,664 |
| Koninklijke Philips Electronics | 17,970 | 811,209 |
| Royal Dutch Shell, Cl. A | 84,876 | 3,505,858 |
| | | **5,903,731** |
| **Singapore--1.1%** | | |
| DBS Group Holdings | 149,830 | **2,179,052** |
| **South Africa--.4%** | | |
| Nedbank Group | 48,850 | **901,000** |
| **South Korea--2.5%** | | |
| Hyundai Motor | 9,813 | 792,417 |
| Korea Electric Power, ADR | 32,410 | 750,292 |

| | | |
|---|---:|---:|
| KT, ADR | 45,950 | 1,151,048 |
| Samsung Electronics | 2,164 | 1,359,668 |
| SK Telecom, ADR | 32,450 | 963,765 |
| | | **5,017,190** |
| **Spain--.8%** | | |
| Banco Santander | 32,410 | 630,066 |
| Repsol | 30,610 | 1,093,659 |
| | | **1,723,725** |
| **Sweden--1.2%** | | |
| Svenska Cellulosa, Cl. B | 26,490 | 494,247 |
| Telefonaktiebolaget LM Ericsson, ADR | 5,140 | 204,572 |
| Telefonaktiebolaget LM Ericsson, Cl. B | 457,900 | 1,833,021 |
| | | **2,531,840** |
| **Switzerland--7.4%** | | |
| Ciba Specialty Chemicals | 44,546 | 2,271,701 |
| Clariant | 47,560 a | 584,794 |
| Nestle | 7,945 | 3,570,403 |
| Novartis | 91,230 | 5,036,542 |
| Swiss Reinsurance | 14,020 | 1,249,247 |
| UBS | 42,380 | 2,279,061 |
| | | **14,991,748** |
| **Taiwan--1.1%** | | |
| Compal Electronics | 869,325 | 982,935 |
| United Microelectronics, ADR | 367,017 | 1,317,591 |
| | | **2,300,526** |
| **United Kingdom--19.5%** | | |
| Anglo American PLC | 34,800 | 2,327,860 |
| BP | 433,154 | 5,029,619 |
| British Energy Group | 127,284 | 1,379,607 |
| Centrica | 104,760 | 810,369 |
| Debenhams | 405,810 | 770,129 |
| Friends Provident | 325,632 | 1,148,593 |
| GlaxoSmithKline | 124,990 | 3,316,974 |
| HBOS | 75,105 | 1,390,335 |
| HSBC Holdings | 150,214 | 2,780,007 |
| Old Mutual | 688,030 | 2,248,363 |
| Reed Elsevier | 127,902 | 1,617,360 |
| Rentokil Initial | 431,120 | 1,464,840 |
| Rexam | 66,729 | 752,986 |
| Royal Bank of Scotland Group | 323,397 | 3,460,043 |
| Royal Dutch Shell, Cl. A | 12,180 | 504,531 |
| Smiths Group | 8,883 | 194,678 |
| Tesco | 135,333 | 1,212,733 |
| Trinity Mirror | 88,790 | 751,073 |
| Unilever | 134,389 | 4,270,583 |
| Vodafone Group | 904,411 | 3,266,160 |
| WPP Group | 72,390 | 978,995 |
| | | **39,675,838** |
| **Total Common Stocks** | | |
| (cost $176,219,523) | | **192,694,634** |

**Preferred Stocks--1.0%**

| | | |
|---|---:|---:|
| **Germany** | | |
| Henkel | | |
| (cost $1,859,520) | 37,770 | **1,944,217** |

**Other Investment--2.6%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $5,300,000) | 5,300,000 b | **5,300,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $183,379,043) | **98.2%** | **199,938,851** |
| **Cash and Receivables (Net)** | **1.8%** | **3,690,919** |
| **Net Assets** | **100.0%** | **203,629,770** |

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.


Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment Fund, Money Market Portfolio**

**September 30, 2007 (Unaudited)**

| Negotiable Bank Certificates of Deposit--3.2% | Principal Amount ($) | Value ($) |
|---|---|---|
| Harris N.A. | | |
| 5.44%, 11/13/07 | 5,000,000 | 5,000,000 |
| Union Bank of California, N.A. | | |
| 5.43%, 11/9/07 | 5,000,000 | 5,000,000 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $10,000,000) | | **10,000,000** |
| **Commercial Paper--42.4%** | | |
| Allied Irish Banks N.A. Inc. | | |
| 5.63%, 12/11/07 | 10,000,000 | 9,890,542 |
| Alpine Securitization Corp. | | |
| 6.15%, 10/12/07 | 5,000,000 a | 4,990,650 |
| Atlantis One Funding Corp. | | |
| 5.32%, 10/22/07 | 5,000,000 a | 4,984,687 |
| Barclays U.S. Funding Corp. | | |
| 5.30%, 10/10/07 | 5,000,000 | 4,993,550 |
| Cancara Asset Securitisation Ltd. | | |
| 5.27%, 12/20/07 | 10,000,000 a | 9,884,444 |
| Citigroup Funding Inc. | | |
| 5.36%, 10/18/07 | 5,000,000 | 4,987,545 |
| Commerzbank U.S. Finance Inc. | | |
| 5.32%, 11/19/07 | 5,000,000 | 4,964,781 |
| Crown Point Capital Co. LLC | | |
| 5.32%, 10/22/07 | 5,000,000 a | 4,984,687 |
| Daimler Chrysler Revolving Auto Conduit LLC | | |
| 5.41%, 11/8/07 | 5,000,000 | 4,971,817 |
| FCAR Owner Trust, Ser. I | | |
| 5.32%, 11/16/07 | 5,000,000 | 4,966,906 |
| Gemini Securitization Corp., LLC | | |
| 5.32%, 10/22/07 | 5,000,000 a | 4,984,687 |
| ING America Insurance Holdings Inc. | | |
| 5.45%, 11/7/07 | 5,000,000 | 4,972,353 |
| K2 (USA) LLC | | |
| 5.33%, 10/3/07 | 5,000,000 a | 4,998,539 |
| Liquid Funding Ltd. | | |
| 5.33%, 11/26/07 | 5,000,000 a | 4,959,711 |
| Santander Central Hispano Finance (Delaware) Inc. | | |
| 5.51% - 5.70%, 12/13/07 - 3/14/08 | 15,000,000 | 14,763,307 |
| Scaldis Capital Ltd. | | |
| 5.24% - 5.32%, 10/23/07 - 12/21/07 | 13,023,000 a | 12,922,249 |
| Societe Generale N.A. Inc. | | |
| 5.85%, 12/7/07 | 6,000,000 | 5,935,624 |
| Solitaire Funding Ltd. | | |
| 5.32% - 5.63%, 10/23/07 - 12/18/07 | 13,000,000 a | 12,887,758 |
| Windmill Funding Corp. | | |
| 5.33%, 10/5/07 | 5,000,000 a | 4,997,078 |
| **Total Commercial Paper** | | |

| | | |
|---|---|---|
| (cost $131,040,915) | | **131,040,915** |

**Corporate Notes--6.1%**

| | | |
|---|---|---|
| Cullinan Finance Ltd. | | |
| 4.82%, 10/25/07 | 5,000,000 a,b | 4,999,952 |
| General Electric Capital Corp. | | |
| 5.16%, 10/24/07 | 5,000,000 b | 5,000,000 |
| Harrier Finance Funding Ltd. | | |
| 4.82%, 2/27/08 | 5,000,000 a,b | 4,999,847 |
| Wells Fargo & Co. | | |
| 5.77%, 10/3/07 | 4,000,000 b | 4,000,000 |
| **Total Corporate Notes** | | |
| (cost $18,999,799) | | **18,999,799** |

**Promissory Note--3.2%**

| | | |
|---|---|---|
| Goldman Sachs Group Inc. | | |
| 5.07%, 6/17/08 | | |
| (cost $10,000,000) | 10,000,000 | **10,000,000** |

**Short-Term Bank Notes--1.6%**

| | | |
|---|---|---|
| Bank of America N.A. | | |
| 5.31%, 10/12/07 | | |
| (cost $5,000,000) | 5,000,000 | **5,000,000** |

**Time Deposits--4.8%**

| | | |
|---|---|---|
| National City Bank, Cleveland, OH (Grand Cayman) | | |
| 4.88%, 10/1/07 | | |
| (cost $15,000,000) | 15,000,000 | **15,000,000** |

**Repurchase Agreements--38.8%**

| | | |
|---|---|---|
| Banc of America Securities LLC | | |
| 5.12%, dated 9/28/07, due 10/1/07 in the amount of $10,004,267 (fully collateralized by $88,192,886 Federal Home Loan Mortgage Corp., Participation Certificates, .873%-5%, due 5/15/25-6/15/36, value $10,200,000) | 10,000,000 | 10,000,000 |
| Barclays Financial LLC | | |
| 5.05%-5.35%, dated 9/28/07, due 10/1/07 in the amount of $20,008,667 (fully collateralized by $8,272,480 Corporate Bonds, 8%, due 5/30/31, value $10,300,000 and $10,118,000 Federal Farm Credit Bank, Notes, 4.875%, due 12/16/15, value $10,200,892) | 20,000,000 | 20,000,000 |
| Bear Stearns Cos. Inc. | | |
| 5.40%, dated 9/28/07, due 10/1/07 in the amount of $10,004,500 (fully collateralized by $14,865,000 Corporate Bonds, 7.629%, due 7/25/36, value $10,303,239) | 10,000,000 | 10,000,000 |
| Deutsche Bank Securities | | |
| 5.37%, dated 9/28/07, due 10/1/07 in the amount of $10,004,475 (fully collateralized by $10,873,031 Corporate Bonds, 5.431%, due 9/25/47, value $10,300,001) | 10,000,000 | 10,000,000 |
| Greenwich Capital Markets | | |
| 5.10%-5.35%, dated 9/28/07, due 10/1/07 in the amount of $20,008,708 (fully collateralized by $19,560,000 Federal National Mortgage Association, 6%-8.933%, due | | |

|  |  |  |
|---|---:|---:|
| 4/1/37-7/25/37, value $20,404,502) | 20,000,000 | 20,000,000 |
| HSBC USA Inc | | |
| 5.35%, dated 9/28/07, due 10/1/07 in the amount of | | |
| $10,004,458 (fully collateralized by $21,222,000 | | |
| Corporate Bonds, 6.50%-8%, due 6/26/36-8/26/36, value | | |
| $10,302,897) | 10,000,000 | 10,000,000 |
| J.P. Morgan Chase & Co. | | |
| 5.37%, dated 9/28/07, due 10/1/07 in the amount of | | |
| $10,004,475 (fully collateralized by $10,300,000 | | |
| Corporate Bonds, 7.086%, due 7/18/11, value | | |
| $10,300,206) | 10,000,000 | 10,000,000 |
| Merrill Lynch & Co. Inc. | | |
| 5.35%, dated 9/28/07, due 10/1/07 in the amount of | | |
| $10,004,458 (fully collateralized by $12,455,000 | | |
| Corporate Bonds, 8.90%, due 1/15/32, value | | |
| $10,500,154) | 10,000,000 | 10,000,000 |
| Morgan Stanley | | |
| 5.35%, dated 9/28/07, due 10/1/07 in the amount of | | |
| $10,004,458 (fully collateralized by $9,765,095 | | |
| Corporate Bonds, 0%-7.68%, due 2/28/11-2/14/41, value | | |
| $10,322,892) | 10,000,000 | 10,000,000 |
| UBS Securities LLC | | |
| 5.40%, dated 9/28/07, due 10/1/07 in the amount of | | |
| $10,004,500 (fully collateralized by $10,255,000 | | |
| Corporate Bonds, 4.608%, due 11/16/07, value | | |
| $10,300,286) | 10,000,000 | 10,000,000 |
| **Total Repurchase Agreements** | | |
| (cost $120,000,000) | | **120,000,000** |
| **Total Investments** (cost $310,040,714) | **100.1%** | **310,040,714** |
| **Liabilities, Less Cash and Receivables** | **(.1%)** | **(370,528)** |
| **Net Assets** | **100.0%** | **309,670,186** |

a    Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities
     amounted to $80,594,289 or 26.0% of net assets.

b    Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Dreyfus Variable Investment Fund, Quality Bond Portfolio**

**September 30, 2007 (Unaudited)**

| Bonds and Notes--136.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense--.1%** | | | | |
| Raytheon, | | | | |
|     Sr. Notes | 5.50 | 11/15/12 | 210,000 | **212,582** |
| **Agricultural--.5%** | | | | |
| Philip Morris, | | | | |
|     Debs. | 7.75 | 1/15/27 | 805,000 | **991,697** |
| **Asset-Backed Ctfs./Auto Receivables--1.9%** | | | | |
| Americredit Prime Automobile | | | | |
|     Receivables, Ser. 2007-1, Cl. E | 6.96 | 3/8/16 | 270,000 a | 265,064 |
| Ford Credit Auto Owner Trust, | | | | |
|     Ser. 2005-A; Cl. A4 | 3.72 | 10/15/09 | 760,000 | 754,034 |
| Ford Credit Auto Owner Trust, | | | | |
|     Ser. 2005-B, Cl. B | 4.64 | 4/15/10 | 650,000 | 646,877 |
| Ford Credit Auto Owner Trust, | | | | |
|     Ser 2005-C, Cl. C | 4.72 | 2/15/11 | 240,000 | 237,930 |
| Ford Credit Auto Owner Trust, | | | | |
|     Ser. 2006-C, Cl. C | 5.47 | 9/15/12 | 215,000 | 212,230 |
| Ford Credit Auto Owner Trust, | | | | |
|     Ser. 2007-A, Cl. D | 7.05 | 12/15/13 | 250,000 a | 240,310 |
| Hyundai Auto Receivables Trust, | | | | |
|     Ser. 2007-A, Cl. A3A | 5.04 | 1/17/12 | 300,000 | 299,986 |
| Wachovia Automobile Loan Owner | | | | |
|     Trust, Ser. 2007-1, Cl. D | 5.65 | 2/20/13 | 610,000 | 590,999 |
| WFS Financial Owner Trust, | | | | |
|     Ser. 2005-2, Cl. B | 4.57 | 11/19/12 | 325,000 | 322,855 |
| | | | | **3,570,285** |
| **Asset-Backed Ctfs./Credit Cards--3.3%** | | | | |
| American Express Credit Account | | | | |
|     Master Trust, Ser. 2007-6, | | | | |
|     Cl. C | 6.14 | 1/15/13 | 1,400,000 a,b | 1,350,468 |
| BA Credit Card Trust, | | | | |
|     Ser. 2007-C1, Cl. C1 | 6.04 | 6/15/14 | 1,725,000 b | 1,639,828 |
| Citibank Credit Card Issuance | | | | |
|     Trust, Ser. 2006-C4, Cl. C4 | 6.04 | 1/9/12 | 2,675,000 b | 2,607,248 |
| Credit Suisse Mortgage Capital | | | | |
|     Certificates, Ser. 2007-1, | | | | |
|     Cl. 1A6A | 5.86 | 2/25/37 | 580,000 | 578,308 |
| | | | | **6,175,852** |
| **Asset-Backed Ctfs./Home Equity Loans--5.2%** | | | | |
| Accredited Mortgage Loan Trust, | | | | |
|     Ser. 2006-1, Cl. A1 | 5.19 | 4/25/36 | 129,396 b | 129,195 |
| Ameriquest Mortgage Securities, | | | | |
|     Ser. 2003-11, Cl. AF6 | 5.14 | 1/25/34 | 525,000 b | 511,290 |
| Carrington Mortgage Loan Trust, | | | | |
|     Ser. 2006-RFC1, Cl. A1 | 5.17 | 5/25/36 | 159,961 b | 159,377 |
| Centex Home Equity, | | | | |
|     Ser. 2006-A, Cl. AV1 | 5.18 | 6/25/36 | 68,323 b | 68,239 |
| Citicorp Residential Mortgage | | | | |
|     Securities, Ser. 2006-2, Cl. A2 | 5.56 | 9/25/36 | 950,000 b | 942,127 |
| Citicorp Residential Mortgage | | | | |
|     Securities, Ser. 2006-2, | | | | |
|     Cl. A1A | 5.87 | 9/25/36 | 456,569 b | 454,415 |
| Citicorp Residential Mortgage | | | | |
|     Securities, Ser. 2006-1, Cl. A1 | 5.96 | 7/25/36 | 962,107 b | 958,116 |

| | | | | |
|---|---|---|---|---|
| Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. A1A | 5.98 | 6/25/37 | 1,055,819 b | 1,051,419 |
| Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8 | 7.00 | 6/25/37 | 100,000 b | 57,845 |
| Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9 | 7.00 | 6/25/37 | 350,000 b | 220,346 |
| Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A | 5.24 | 12/25/25 | 699,705 b | 490,101 |
| Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B | 5.45 | 12/25/35 | 94,718 b | 94,347 |
| Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1 | 5.72 | 12/25/36 | 72,726 b | 72,456 |
| First NLC Trust, Ser. 2005-3, Cl. AV2 | 5.36 | 12/25/35 | 182,152 b | 181,691 |
| GSAA Trust, Ser. 2006-7, Cl. AV1 | 5.21 | 3/25/46 | 345,658 b | 345,224 |
| GSAMP Trust, Ser. 2006-S4, Cl. A1 | 5.22 | 5/25/36 | 175,466 b | 167,569 |
| J.P. Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2 | 5.17 | 5/25/36 | 110,671 b | 110,350 |
| J.P. Morgan Mortgage Acquisition, Ser. 2007-HE1, Cl. AF1 | 5.42 | 4/1/37 | 814,491 b | 808,503 |
| Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A | 5.17 | 4/25/36 | 109,121 b | 108,781 |
| Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B | 5.83 | 11/25/36 | 285,000 b | 288,734 |
| Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1 | 5.20 | 3/25/36 | 260,283 b | 259,231 |
| Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1 | 5.42 | 12/25/36 | 464,218 b | 459,397 |
| Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1 | 5.36 | 1/25/36 | 142,254 b | 141,571 |
| Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1 | 6.00 | 8/25/36 | 245,374 b | 244,558 |
| Residential Asset Securities, Ser. 2006-EMX4, Cl. A1 | 5.17 | 6/25/36 | 232,240 b | 231,401 |
| Residential Asset Securities, Ser. 2003-KS7, Cl. MI3 | 5.75 | 9/25/33 | 139,221 b | 103,189 |
| Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2 | 5.50 | 3/25/36 | 140,000 b | 138,741 |
| Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3 | 5.83 | 5/25/35 | 158,592 b | 156,092 |
| Sovereign Commercial Mortgage Securities, Ser. 2007-C1, Cl. D | 5.83 | 7/22/30 | 270,000 a,b | 233,807 |
| Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A | 5.19 | 2/25/37 | 399,229 b | 396,810 |
| Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1 | 5.16 | 5/25/36 | 101,675 b | 101,561 |
| | | | | **9,686,483** |

**Asset-Backed Ctfs./Manufactured Housing--.3%**

| | | | | |
|---|---|---|---|---|
| Green Tree Financial, Ser. 1994-7, Cl. M1 | 9.25 | 3/15/20 | 264,114 | 274,033 |
| Origen Manufactured Housing, | | | | |

|  | | | | |
|---|---|---|---|---|
| Ser. 2005-B, Cl. A1 | 5.25 | 2/15/14 | 225,971 | 225,448 |
|  | | | | **499,481** |
| **Automobile Manufacturers--.1%** | | | | |
| DaimlerChrysler N.A. Holding, | | | | |
| Notes | 4.88 | 6/15/10 | 175,000 | **173,122** |
| **Banks--7.7%** | | | | |
| Barclays Bank, | | | | |
| Sub. Notes | 5.93 | 9/29/49 | 155,000 a,b,c | 147,312 |
| Barclays Bank, | | | | |
| Jr. Sub. Bonds | 7.43 | 9/29/49 | 100,000 a | 106,459 |
| Chevy Chase Bank, | | | | |
| Sub. Notes | 6.88 | 12/1/13 | 260,000 | 254,150 |
| Chuo Mitsui Trust & Banking, | | | | |
| Sub. Notes | 5.51 | 12/29/49 | 245,000 a,b | 226,484 |
| Colonial Bank, | | | | |
| Sub. Notes | 6.38 | 12/1/15 | 500,000 | 494,712 |
| Colonial Bank, | | | | |
| Sub. Notes | 8.00 | 3/15/09 | 140,000 | 145,537 |
| Glitnir Banki, | | | | |
| Sub. Notes | 6.69 | 6/15/16 | 270,000 a,b | 276,167 |
| ICICI Bank, | | | | |
| Bonds | 5.90 | 1/12/10 | 250,000 a,b | 247,972 |
| M&T Bank, | | | | |
| Sr. Unscd. Bonds | 5.38 | 5/24/12 | 190,000 | 192,378 |
| Manufacturers & Traders Trust, | | | | |
| Sub. Notes | 5.59 | 12/28/20 | 275,000 b | 264,122 |
| Marshall & Ilsley Bank, | | | | |
| Sub. Notes, Ser. BN | 5.85 | 12/4/12 | 1,750,000 b | 1,753,806 |
| NB Capital Trust IV, | | | | |
| Gtd. Cap. Secs. | 8.25 | 4/15/27 | 620,000 | 645,259 |
| Northern Rock, | | | | |
| Sub. Notes | 5.60 | 4/29/49 | 535,000 a,b | 374,973 |
| Regions Financial, | | | | |
| Sr. Notes | 5.44 | 8/8/08 | 825,000 b | 823,092 |
| Resona Bank, | | | | |
| Notes | 5.85 | 9/29/49 | 255,000 a,b | 240,218 |
| Royal Bank of Scotland, | | | | |
| Bonds | 6.99 | 10/29/49 | 630,000 a,b,d | 641,699 |
| Shinsei Finance Cayman, | | | | |
| Jr. Sub. Bonds | 6.42 | 1/29/49 | 475,000 a,b | 441,151 |
| Societe Generale, | | | | |
| Sub. Notes | 5.92 | 4/29/49 | 200,000 a,b | 189,797 |
| Sovereign Bancorp, | | | | |
| Sr. Notes | 4.80 | 9/1/10 | 525,000 b | 513,258 |
| Sovereign Bancorp, | | | | |
| Sr. Unscd. Notes | 5.44 | 3/23/10 | 370,000 b | 370,204 |
| SunTrust Preferred Capital I, | | | | |
| Bank Gtd. Notes | 5.85 | 12/31/49 | 435,000 b | 427,225 |
| USB Capital IX, | | | | |
| Gtd. Notes | 6.19 | 4/15/49 | 940,000 b,c | 941,360 |
| Wachovia Bank, | | | | |
| Sub. Notes | 5.00 | 8/15/15 | 495,000 | 467,625 |
| Wachovia, | | | | |
| Sub. Notes | 6.38 | 1/15/09 | 610,000 | 619,998 |
| Washington Mutual, | | | | |
| Notes | 5.66 | 1/15/10 | 475,000 b | 460,905 |
| Wells Fargo & Co., | | | | |
| Sub. Notes | 6.38 | 8/1/11 | 290,000 | 300,240 |
| Wells Fargo Bank N.A., | | | | |
| Sub. Notes | 7.55 | 6/21/10 | 1,910,000 | 2,027,633 |

| | | | |
|---|---|---|---|
| Zions Bancorporation, | | | |
| Sr. Unscd. Notes | 5.48 | 4/15/08 | 365,000 b | 365,293 |
| Zions Bancorporation, | | | |
| Sub. Notes | 6.00 | 9/15/15 | 465,000 | 467,782 |
| | | | | **14,426,811** |

**Building & Construction--.2%**

| | | | |
|---|---|---|---|
| Masco, | | | |
| Sr. Unscd. Notes | 6.00 | 3/12/10 | 240,000 b | 236,970 |
| Owens Corning, | | | |
| Gtd. Notes | 6.50 | 12/1/16 | 125,000 b | 120,933 |
| | | | | **357,903** |

**Chemicals--.6%**

| | | | |
|---|---|---|---|
| Equistar Chemicals/Funding, | | | |
| Gtd. Notes | 10.13 | 9/1/08 | 125,000 | 129,688 |
| ICI Wilmington, | | | |
| Gtd. Notes | 4.38 | 12/1/08 | 425,000 | 423,029 |
| Lubrizol, | | | |
| Sr. Notes | 4.63 | 10/1/09 | 445,000 | 441,573 |
| Rohm & Haas Holdings, | | | |
| Unsub. Notes | 5.60 | 3/15/13 | 145,000 | 144,736 |
| | | | | **1,139,026** |

**Commercial & Professional Services--.3%**

| | | | |
|---|---|---|---|
| ERAC USA Finance, | | | |
| Bonds | 5.60 | 5/1/15 | 310,000 a | 300,256 |
| ERAC USA Finance, | | | |
| Notes | 5.61 | 4/30/09 | 110,000 a,b | 109,336 |
| ERAC USA Finance, | | | |
| Notes | 7.95 | 12/15/09 | 210,000 a | 222,183 |
| | | | | **631,775** |

**Commercial Mortgage Pass-Through Ctfs.--8.9%**

| | | | |
|---|---|---|---|
| Banc of America Commercial | | | |
| Mortgage, Ser. 2005-2, Cl. A2 | 4.25 | 7/10/43 | 831,011 | 827,167 |
| Banc of America Commercial | | | |
| Mortgage, Ser. 2002-2, Cl. A3 | 5.12 | 7/11/43 | 190,000 | 189,953 |
| Bayview Commercial Asset Trust, | | | |
| Ser. 2006-SP1, Cl. A1 | 5.40 | 4/25/36 | 99,313 a,b | 97,802 |
| Bayview Commercial Asset Trust, | | | |
| Ser. 2004-1, Cl. A | 5.49 | 4/25/34 | 177,923 a,b | 177,430 |
| Bayview Commercial Asset Trust, | | | |
| Ser. 2003-2, Cl. A | 5.71 | 12/25/33 | 176,797 a,b | 174,076 |
| Bayview Commercial Asset Trust, | | | |
| Ser. 2006-2A, Cl. B2 | 6.60 | 7/25/36 | 420,846 a,b | 420,494 |
| Bayview Commercial Asset Trust, | | | |
| Ser. 2005-3A, Cl. B3 | 8.13 | 11/25/35 | 114,527 a,b | 115,903 |
| Bayview Commercial Asset Trust, | | | |
| Ser. 2005-4A, Cl. B3 | 8.63 | 1/25/36 | 82,896 a,b | 75,842 |
| Bear Stearns Commercial Mortgage | | | |
| Securities, Ser. 2006-PW14, | | | |
| Cl. AAB | 5.17 | 12/11/38 | 1,125,000 | 1,103,926 |
| Bear Stearns Commercial Mortgage | | | |
| Securities, Ser. 2006-PW13, | | | |
| Cl. A3 | 5.52 | 9/11/41 | 200,000 | 200,522 |
| Bear Stearns Commercial Mortgage | | | |
| Securities, Ser. 2006-T24, | | | |
| Cl. AAB | 5.53 | 10/12/41 | 500,000 | 499,694 |
| Bear Stearns Commercial Mortgage | | | |
| Securities, Ser. 2006-PW12, | | | |
| Cl. AAB | 5.87 | 9/11/38 | 430,000 b | 436,067 |
| Capco America Securitization, | | | |
| Ser. 1998-D7, Cl. A1B | 6.26 | 10/15/30 | 432,637 | 435,857 |

| | | | | |
|---|---|---|---|---|
| Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2 | 5.41 | 1/15/46 | 340,000 | 342,623 |
| Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1 | 5.94 | 5/15/23 | 425,000 a,b | 423,578 |
| Crown Castle Towers, Ser. 2006-1A, Cl. B | 5.36 | 11/15/36 | 190,000 a | 188,387 |
| Crown Castle Towers, Ser. 2006-1A, Cl. C | 5.47 | 11/15/36 | 505,000 a | 501,389 |
| Crown Castle Towers, Ser. 2005-1A, Cl. D | 5.61 | 6/15/35 | 240,000 a | 235,747 |
| Crown Castle Towers, Ser. 2006-1A, Cl. D | 5.77 | 11/15/36 | 350,000 a | 343,602 |
| Global Signal Trust, Ser. 2006-1, Cl. D | 6.05 | 2/15/36 | 340,000 a | 337,671 |
| Global Signal Trust, Ser. 2006-1, Cl. E | 6.50 | 2/15/36 | 170,000 a | 167,348 |
| Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. B | 6.05 | 3/6/20 | 1,065,000 a,b | 1,057,808 |
| Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E | 6.24 | 3/6/20 | 395,000 a,b | 388,673 |
| Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K | 6.85 | 3/6/20 | 225,000 a,b | 215,734 |
| Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB | 5.44 | 3/10/39 | 900,000 | 891,325 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2 | 4.30 | 1/15/38 | 340,000 | 331,346 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2 | 5.20 | 12/15/44 | 725,000 | 727,230 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB | 6.07 | 4/15/45 | 425,000 b | 435,081 |
| Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2 | 4.96 | 7/12/38 | 505,000 | 504,055 |
| Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2 | 5.40 | 11/12/37 | 165,000 b | 166,093 |
| Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2 | 5.09 | 10/12/52 | 500,000 | 499,976 |
| Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB | 5.33 | 12/15/43 | 935,000 | 924,438 |
| Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3 | 5.71 | 7/12/44 | 915,000 | 926,990 |
| Morgan Stanley Capital I, Ser. 2007-T27, Cl. A2 | 5.80 | 6/11/42 | 380,000 b | 386,194 |
| Nationslink Funding Corporation, Ser. 1998-2, Cl. A2 | 6.48 | 8/20/30 | 267,452 | 268,586 |
| SBA CMBS Trust, Ser. 2006-1A, Cl. D | 5.85 | 11/15/36 | 135,000 a | 132,206 |
| TIAA Real Estate, Ser. 2007-C4, Cl. A3 | 6.10 | 8/15/39 | 325,000 b | 331,873 |
| Washington Mutual Commercial Mortgage Securities Trust, Ser. 2003-C1A, Cl. A | 3.83 | 1/25/35 | 1,302,547 a | 1,275,960 |

|  |  |  |  | 16,758,646 |
|---|---|---|---|---|
| **Diversified Financial Services--11.7%** |  |  |  |  |
| American Express Credit, | | | | |
| Notes | 5.88 | 11/9/09 | 315,000 b | 313,479 |
| Ameriprise Financial, | | | | |
| Jr. Sub. Notes | 7.52 | 6/1/66 | 233,000 b | 239,127 |
| Amvescap, | | | | |
| Gtd. Notes | 5.38 | 2/27/13 | 250,000 | 247,450 |
| Bear Stearns, | | | | |
| Notes | 3.25 | 3/25/09 | 1,900,000 c | 1,834,157 |
| Bear Stearns, | | | | |
| Sr. Unscd. Notes | 5.50 | 8/15/11 | 475,000 | 470,086 |
| Boeing Capital, | | | | |
| Sr. Notes | 7.38 | 9/27/10 | 490,000 | 523,349 |
| Capmark Financial Group, | | | | |
| Gtd. Notes | 5.88 | 5/10/12 | 550,000 a | 501,388 |
| Countrywide Financial, | | | | |
| Gtd. Notes | 5.80 | 6/7/12 | 355,000 | 333,069 |
| Countrywide Home Loans, | | | | |
| Gtd. Notes | 3.25 | 5/21/08 | 250,000 | 240,974 |
| Credit Suisse First Boston USA, | | | | |
| Notes | 4.13 | 1/15/10 | 1,910,000 | 1,877,263 |
| Credit Suisse Guernsey, | | | | |
| Jr. Sub. Notes | 5.86 | 5/29/49 | 426,000 b | 403,670 |
| Credit Suisse USA, | | | | |
| Sr. Unsub. Notes | 5.50 | 8/16/11 | 730,000 | 738,055 |
| Ford Motor Credit, | | | | |
| Unscd. Notes | 7.38 | 10/28/09 | 965,000 | 946,681 |
| Fuji JGB Investment, | | | | |
| Sub. Bonds | 9.87 | 12/29/49 | 425,000 a,b | 436,263 |
| General Electric Capital, | | | | |
| Sr. Notes | 5.46 | 10/21/10 | 945,000 b | 935,140 |
| Glencore Funding, | | | | |
| Gtd. Notes | 6.00 | 4/15/14 | 260,000 a | 256,429 |
| Goldman Sachs Capital II, | | | | |
| Gtd. Bonds | 5.79 | 12/29/49 | 315,000 b | 298,366 |
| Goldman Sachs Group, | | | | |
| Sub. Notes | 5.63 | 1/15/17 | 195,000 | 189,535 |
| HSBC Finance Capital Trust IX, | | | | |
| Gtd. Notes | 5.91 | 11/30/35 | 625,000 b | 594,174 |
| HSBC Finance, | | | | |
| Notes | 5.50 | 1/19/16 | 495,000 | 481,458 |
| Janus Capital Group, | | | | |
| Notes | 6.25 | 6/15/12 | 350,000 | 355,182 |
| Jefferies Group, | | | | |
| Sr. Unscd. Debs. | 6.25 | 1/15/36 | 680,000 | 610,953 |
| John Deere Capital, | | | | |
| Notes | 5.66 | 9/1/09 | 310,000 b,c | 310,604 |
| JPMorgan Chase & Co., | | | | |
| Sub. Notes | 5.13 | 9/15/14 | 780,000 | 761,885 |
| Kaupthing Bank, | | | | |
| Sub. Notes | 7.13 | 5/19/16 | 225,000 a | 227,439 |
| Lehman Brothers Holdings, | | | | |
| Notes | 4.25 | 1/27/10 | 1,905,000 c | 1,846,044 |
| Lehman Brothers Holdings, | | | | |
| Sr. Notes | 5.60 | 8/21/09 | 620,000 b | 605,395 |
| Lehman Brothers Holdings, | | | | |
| Sr. Notes | 6.00 | 7/19/12 | 155,000 c | 157,565 |
| MBNA, | | | | |
| Notes | 6.13 | 3/1/13 | 750,000 | 773,498 |

| | | | | |
|---|---|---|---|---|
| Merrill Lynch, | | | | |
| Sub. Notes | 5.70 | 5/2/17 | 740,000 | 720,760 |
| Morgan Stanley, | | | | |
| Sub. Notes | 4.75 | 4/1/14 | 1,097,000 | 1,031,846 |
| Morgan Stanley, | | | | |
| Sr. Unscd. Notes | 5.75 | 10/18/16 | 1,215,000 | 1,200,650 |
| MUFG Capital Finance 1, | | | | |
| Bank Gtd. Bonds | 6.35 | 7/29/49 | 350,000 b | 333,203 |
| Nuveen Investments, | | | | |
| Sr. Unscd. Notes | 5.00 | 9/15/10 | 59,000 | 55,777 |
| SLM, | | | | |
| Unscd. Notes, Ser. A | 4.50 | 7/26/10 | 500,000 | 468,367 |
| SMFG Preferred Capital, | | | | |
| Sub. Bonds | 6.08 | 1/29/49 | 525,000 a,b | 488,087 |
| Windsor Financing, | | | | |
| Gtd. Notes | 5.88 | 7/15/17 | 112,637 a | 114,712 |
| | | | | **21,922,080** |
| **Diversified Metals & Mining--.1%** | | | | |
| Wellpoint, | | | | |
| Sr. Unsub. Notes | 5.88 | 6/15/17 | 255,000 | **253,669** |
| **Electric Utilities--2.7%** | | | | |
| Cleveland Electric Illumination, | | | | |
| Sr. Unscd. Notes | 5.70 | 4/1/17 | 500,000 | 487,357 |
| Consolidated Edison of NY, | | | | |
| Sr. Unscd. Debs., Ser. D | 5.30 | 12/1/16 | 400,000 | 388,560 |
| Consumers Energy, | | | | |
| First Mortgage Bonds | 5.00 | 2/15/12 | 655,000 | 646,335 |
| Enel Finance Internation, | | | | |
| Gtd. Notes | 5.70 | 1/15/13 | 185,000 a | 186,644 |
| FPL Group Capital, | | | | |
| Gtd. Debs. | 5.63 | 9/1/11 | 950,000 | 963,002 |
| Gulf Power, | | | | |
| Sr. Unsub. Notes, Ser. M | 5.30 | 12/1/16 | 475,000 | 461,415 |
| National Grid, | | | | |
| Sr. Unscd. Notes | 6.30 | 8/1/16 | 605,000 | 612,936 |
| NiSource Finance, | | | | |
| Gtd. Notes | 5.25 | 9/15/17 | 375,000 | 348,702 |
| NiSource Finance, | | | | |
| Gtd. Notes | 6.06 | 11/23/09 | 260,000 b | 258,053 |
| Ohio Power, | | | | |
| Unscd. Notes | 5.54 | 4/5/10 | 390,000 b | 386,144 |
| Southern, | | | | |
| Sr. Unsub. Notes, Ser. A | 5.30 | 1/15/12 | 290,000 | 290,063 |
| | | | | **5,029,211** |
| **Environmental Control--.5%** | | | | |
| Allied Waste North America, | | | | |
| Scd. Notes, Ser. B | 5.75 | 2/15/11 | 175,000 | 172,813 |
| Allied Waste North America, | | | | |
| Scd. Notes | 6.38 | 4/15/11 | 140,000 | 141,050 |
| Republic Services, | | | | |
| Sr. Notes | 6.75 | 8/15/11 | 365,000 | 382,133 |
| USA Waste Services, | | | | |
| Sr. Unscd. Notes | 7.00 | 7/15/28 | 225,000 | 232,867 |
| | | | | **928,863** |
| **Food & Beverages--.3%** | | | | |
| H.J. Heinz, | | | | |
| Notes | 6.43 | 12/1/20 | 225,000 a | 228,623 |
| Kraft Foods, | | | | |
| Sr. Unscd. Notes | 6.00 | 2/11/13 | 100,000 | 103,061 |
| Tyson Foods, | | | | |

| | | | | | |
|---|---|---|---|---|---|
| Sr. Unscd. Notes | | 6.85 | 4/1/16 | 200,000 b | 207,103 |
| | | | | | **538,787** |
| **Foreign/Governmental--2.0%** | | | | | |
| Banco Nacional de Desenvolvimento | | | | | |
| Economico e Social, Unsub. | | | | | |
| Notes | | 5.84 | 6/16/08 | 660,000 b | 657,030 |
| Export-Import Bank of Korea, | | | | | |
| Sr. Notes | | 4.50 | 8/12/09 | 575,000 | 569,073 |
| Federal Republic of Brazil, | | | | | |
| Unscd. Bonds | BRL | 12.50 | 1/5/16 | 1,245,000 c,e | 792,643 |
| Republic of Argentina, | | | | | |
| Bonds | | 5.39 | 8/3/12 | 1,435,000 b | 815,439 |
| Republic of Argentina, | | | | | |
| Bonds, Ser. VII | | 7.00 | 9/12/13 | 425,000 | 371,875 |
| Russian Federation, | | | | | |
| Unsub. Bonds | | 8.25 | 3/31/10 | 590,016 a | 615,446 |
| | | | | | **3,821,506** |
| **Health Care--.8%** | | | | | |
| American Home Products, | | | | | |
| Unscd. Notes | | 6.95 | 3/15/11 | 325,000 b | 340,877 |
| Community Health Systems, | | | | | |
| Sr. Notes | | 8.88 | 7/15/15 | 205,000 a | 211,663 |
| Coventry Health Care, | | | | | |
| Sr. Unscd. Notes | | 5.95 | 3/15/17 | 225,000 | 217,971 |
| Medco Health Solutions, | | | | | |
| Sr. Unscd. Notes | | 7.25 | 8/15/13 | 155,000 | 163,516 |
| Teva Pharmaceutical Finance, | | | | | |
| Gtd. Notes | | 6.15 | 2/1/36 | 325,000 | 309,798 |
| UnitedHealth Group, | | | | | |
| Sr. Unscd. Notes | | 5.38 | 3/15/16 | 250,000 | 243,704 |
| | | | | | **1,487,529** |
| **Lodging & Entertainment--.1%** | | | | | |
| MGM Mirage, | | | | | |
| Gtd. Notes | | 8.38 | 2/1/11 | 210,000 | **219,975** |
| **Machinery--.2%** | | | | | |
| Atlas Copco, | | | | | |
| Bonds | | 5.60 | 5/22/17 | 185,000 a | 182,900 |
| Case New Holland, | | | | | |
| Gtd. Notes | | 7.13 | 3/1/14 | 190,000 | 195,700 |
| | | | | | **378,600** |
| **Media--1.1%** | | | | | |
| AOL Time Warner, | | | | | |
| Gtd. Notes | | 6.75 | 4/15/11 | 480,000 | 499,298 |
| British Sky Broadcasting, | | | | | |
| Gtd. Notes | | 6.88 | 2/23/09 | 510,000 | 522,056 |
| Comcast, | | | | | |
| Gtd. Notes | | 5.50 | 3/15/11 | 530,000 | 531,433 |
| News America Holdings, | | | | | |
| Gtd. Debs. | | 7.70 | 10/30/25 | 425,000 | 468,624 |
| | | | | | **2,021,411** |
| **Oil & Gas--1.0%** | | | | | |
| Amerada Hess, | | | | | |
| Unscd. Notes | | 6.65 | 8/15/11 | 470,000 | 491,775 |
| Chesapeake Energy, | | | | | |
| Gtd. Notes | | 7.50 | 6/15/14 | 90,000 | 92,700 |
| Enterprise Products Operating, | | | | | |
| Gtd. Notes, Ser. B | | 5.60 | 10/15/14 | 810,000 | 794,564 |
| Gazprom, | | | | | |
| Sr. Unscd. Notes | | 6.51 | 3/7/22 | 420,000 a | 416,808 |
| | | | | | **1,795,847** |

**Packaging & Containers--.2%**

Ball,

| | | | | |
|---|---|---|---|---|
| Gtd. Notes | 6.88 | 12/15/12 | 120,000 | 122,100 |

Crown Americas/Capital,

| | | | | |
|---|---|---|---|---|
| Gtd. Notes | 7.63 | 11/15/13 | 325,000 | 335,156 |
| | | | | **457,256** |

**Paper & Forest Products--.2%**

Temple-Inland,

| | | | | |
|---|---|---|---|---|
| Gtd. Notes | 6.88 | 1/15/18 | 400,000 | **390,448** |

**Property & Casualty Insurance--2.1%**

Allstate,

| | | | | |
|---|---|---|---|---|
| Jr. Sub. Debs. | 6.50 | 5/15/67 | 170,000 b,c | 164,295 |

American International Group,

| | | | | |
|---|---|---|---|---|
| Sr. Notes | 5.05 | 10/1/15 | 270,000 | 258,099 |

Chubb,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 5.47 | 8/16/08 | 950,000 | 949,250 |

Hartford Financial Services Group,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 5.55 | 8/16/08 | 450,000 | 451,143 |

Lincoln National,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 5.78 | 3/12/10 | 425,000 b | 426,199 |

MetLife,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 5.00 | 6/15/15 | 1,050,000 | 1,002,607 |

Nippon Life Insurance,

| | | | | |
|---|---|---|---|---|
| Notes | 4.88 | 8/9/10 | 475,000 a | 471,027 |

Phoenix Cos.,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 6.68 | 2/16/08 | 205,000 | 205,409 |
| | | | | **3,928,029** |

**Real Estate Investment Trusts--4.8%**

Archstone-Smith Operating Trust,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 5.25 | 5/1/15 | 525,000 | 505,159 |

Arden Realty,

| | | | | |
|---|---|---|---|---|
| Notes | 5.25 | 3/1/15 | 350,000 | 345,501 |

Avalonbay Communities,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 6.63 | 9/15/11 | 245,000 | 254,940 |

Boston Properties,

| | | | | |
|---|---|---|---|---|
| Sr. Notes | 5.00 | 6/1/15 | 470,000 | 438,645 |

Commercial Net Lease Realty,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 6.15 | 12/15/15 | 210,000 | 202,549 |

Duke Realty,

| | | | | |
|---|---|---|---|---|
| Notes | 3.50 | 11/1/07 | 520,000 | 519,484 |

Duke Realty,

| | | | | |
|---|---|---|---|---|
| Sr. Notes | 5.88 | 8/15/12 | 1,250,000 | 1,254,218 |

ERP Operating,

| | | | | |
|---|---|---|---|---|
| Notes | 5.13 | 3/15/16 | 350,000 | 324,916 |

ERP Operating,

| | | | | |
|---|---|---|---|---|
| Notes | 5.25 | 9/15/14 | 85,000 | 81,207 |

ERP Operating,

| | | | | |
|---|---|---|---|---|
| Unscd. Notes | 5.38 | 8/1/16 | 145,000 | 136,036 |

ERP Operating,

| | | | | |
|---|---|---|---|---|
| Unscd. Notes | 5.50 | 10/1/12 | 285,000 | 280,509 |

Federal Realty Investment Trust,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 5.65 | 6/1/16 | 325,000 | 313,929 |

Federal Realty Investment Trust,

| | | | | |
|---|---|---|---|---|
| Notes | 6.00 | 7/15/12 | 100,000 | 101,335 |

Healthcare Realty Trust,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 5.13 | 4/1/14 | 475,000 | 456,581 |

HRPT Properties Trust,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 6.29 | 3/16/11 | 238,000 b | 238,356 |

Istar Financial,

| | | | | |
|---|---|---|---|---|
| Sr. Unscd. Notes | 6.07 | 3/9/10 | 650,000 b | 606,399 |

| | Coupon Rate | Maturity Date | Principal Amount | Value ($) |
|---|---|---|---|---|
| Liberty Property, | | | | |
| Sr. Unscd. Notes | 5.50 | 12/15/16 | 185,000 | 173,440 |
| Mack-Cali Realty, | | | | |
| Unscd. Notes | 5.05 | 4/15/10 | 225,000 | 223,637 |
| Mack-Cali Realty, | | | | |
| Notes | 5.25 | 1/15/12 | 400,000 | 394,489 |
| Mack-Cali Realty, | | | | |
| Bonds | 5.80 | 1/15/16 | 400,000 | 386,326 |
| Regency Centers, | | | | |
| Gtd. Notes | 5.25 | 8/1/15 | 145,000 | 137,366 |
| Regency Centers, | | | | |
| Sr. Unscd. Notes | 5.88 | 6/15/17 | 120,000 | 116,017 |
| Simon Property Group, | | | | |
| Unsub. Notes | 5.00 | 3/1/12 | 550,000 | 534,203 |
| Simon Property Group, | | | | |
| Unscd. Notes | 5.75 | 5/1/12 | 150,000 | 149,962 |
| Socgen Real Estate, | | | | |
| Bonds | 7.64 | 12/29/49 | 935,000 a,b | 935,000 |
| | | | | **9,110,204** |
| **Residential Mortgage Pass-Through Ctfs.--3.7%** | | | | |
| Bayview Commercial Asset Trust, | | | | |
| Ser. 2006-1A, Cl. B2 | 6.83 | 4/25/36 | 104,422 a,b | 96,194 |
| ChaseFlex Trust, | | | | |
| Ser. 2006-2, Cl. A1A | 5.59 | 9/25/36 | 195,383 b | 195,920 |
| Citigroup Mortgage Loan Trust, | | | | |
| Ser. 2005-WF2, Cl. AF2 | 4.92 | 8/25/35 | 76,954 b | 76,786 |
| Citigroup Mortgage Loan Trust, | | | | |
| Ser. 2005-WF2, Cl. AF7 | 5.25 | 8/25/35 | 950,000 b | 944,208 |
| Citigroup Mortgage Loan Trust, | | | | |
| Ser. 2006-WF1, Cl. A2A | 5.70 | 3/25/36 | 27,210 b | 27,155 |
| CSAB Mortgage Backed Trust, | | | | |
| Ser. 2006-3, Cl. A1A | 6.00 | 11/25/36 | 1,134,250 b | 1,135,250 |
| First Horizon Alternative Mortgage | | | | |
| Securities, Ser. 2004-FA1, | | | | |
| Cl. 1A1 | 6.25 | 10/25/34 | 1,921,741 | 1,947,780 |
| Impac Secured Assets CMN Owner | | | | |
| Trust, Ser. 2006-1, Cl. 2A1 | 5.48 | 5/25/36 | 272,402 b | 268,225 |
| IndyMac Index Mortgage Loan Trust, | | | | |
| Ser. 2006-AR9, Cl. B2 | 6.05 | 6/25/36 | 69,860 b | 55,298 |
| IndyMac Index Mortgage Loan Trust, | | | | |
| Ser. 2006-AR25, Cl. 4A2 | 6.14 | 9/25/36 | 724,992 b | 729,340 |
| Nomura Asset Acceptance, | | | | |
| Ser. 2005-AP2, Cl. A5 | 4.98 | 5/25/35 | 425,000 b | 410,889 |
| Nomura Asset Acceptance, | | | | |
| Ser. 2005-WF1, Cl. 2A5 | 5.16 | 3/25/35 | 475,000 b | 463,310 |
| Washington Mutual Pass-Through | | | | |
| Certificates, Ser. 2005-AR4, | | | | |
| Cl. A4B | 4.67 | 4/25/35 | 575,000 b | 569,094 |
| | | | | **6,919,449** |
| **Retail--.5%** | | | | |
| CVS Caremark, | | | | |
| Sr. Unscd. Notes | 5.75 | 8/15/11 | 155,000 | 157,148 |
| CVS Caremark, | | | | |
| Sr. Unscd. Notes | 5.92 | 6/1/10 | 250,000 b | 249,326 |
| Delhaize Group, | | | | |
| Sr. Unscd. Notes | 6.50 | 6/15/17 | 125,000 a | 126,291 |
| Federated Retail Holdings, | | | | |
| Gtd. Bonds | 5.35 | 3/15/12 | 90,000 | 88,342 |
| Federated Retail Holdings, | | | | |
| Gtd. Notes | 5.90 | 12/1/16 | 160,000 | 153,381 |

| | | | | |
|---|---|---|---|---|
| Lowe's Companies, | | | | |
| Sr. Unscd. Notes | 5.60 | 9/15/12 | 110,000 | 111,198 |
| | | | | **885,686** |
| **State/Territory Gen Oblg--1.9%** | | | | |
| Erie Tobacco Asset | | | | |
| Securitization/NY, Tobacco | | | | |
| Settlement Asset-Backed Bonds | 6.00 | 6/1/28 | 400,000 | 372,716 |
| Michigan Tobacco Settlement | | | | |
| Finance Authority, Tobacco | | | | |
| Settlement Asset-Backed Bonds | 7.31 | 6/1/34 | 1,425,000 | 1,408,157 |
| Michigan Tobacco Settlement | | | | |
| Finance Authority, Tobacco | | | | |
| Settlement Asset-Backed Bonds | 7.54 | 6/1/34 | 375,000 b | 357,454 |
| Tobacco Settlement Authority of | | | | |
| Iowa, Tobacco Settlement | | | | |
| Asset-Backed Bonds | 6.50 | 6/1/23 | 720,000 | 685,836 |
| Tobacco Settlement Finance | | | | |
| Authority of West Virginia, | | | | |
| Tobacco Settlement | | | | |
| Asset-Backed Bonds | 7.47 | 6/1/47 | 735,000 | 723,600 |
| | | | | **3,547,763** |
| **Steel--.1%** | | | | |
| US Steel, | | | | |
| Sr. Unsub. Notes | 5.65 | 6/1/13 | 205,000 | **201,300** |
| **Telecommunications--1.3%** | | | | |
| AT & T, | | | | |
| Sr. Notes | 5.65 | 5/15/08 | 380,000 b | 380,065 |
| AT & T, | | | | |
| Sr. Unscd. Notes | 7.30 | 11/15/11 | 440,000 b | 473,105 |
| AT & T, | | | | |
| Sr. Unsub. Notes | 8.75 | 3/1/31 | 235,000 | 298,362 |
| KPN, | | | | |
| Sr. Unsub. Bonds | 8.38 | 10/1/30 | 210,000 | 242,424 |
| Nextel Communications, | | | | |
| Gtd. Notes, Ser. F | 5.95 | 3/15/14 | 280,000 | 267,669 |
| Qwest, | | | | |
| Notes | 8.88 | 3/15/12 | 30,000 b | 32,888 |
| Telefonica Emisiones, | | | | |
| Gtd. Notes | 5.98 | 6/20/11 | 375,000 | 381,841 |
| Time Warner Cable, | | | | |
| Sr. Unscd. Notes | 5.85 | 5/1/17 | 255,000 a | 248,360 |
| Verizon Global Funding, | | | | |
| Notes | 7.75 | 6/15/32 | 110,000 | 127,336 |
| | | | | **2,452,050** |
| **Textiles & Apparel--.2%** | | | | |
| Mohawk Industries, | | | | |
| Sr. Unscd. Notes | 5.75 | 1/15/11 | 400,000 | **403,923** |
| **U.S. Government Agencies--4.9%** | | | | |
| Federal Home Loan Mortgage Corp., | | | | |
| Notes | 5.13 | 8/23/10 | 8,960,000 | **9,132,937** |
| **U.S. Government Agencies/Mortgage-Backed--34.7%** | | | | |
| Federal Home Loan Mortgage Corp.: | | | | |
| 5.00% | | | 420,000 f | 411,533 |
| 5.50% | | | 10,055,000 f | 9,842,840 |
| 3.50%, 9/1/10 | | | 159,644 | 153,340 |
| Multiclass Mortgage | | | | |
| Participation Ctfs. | | | | |
| (Interest Only), Ser. 2764, | | | | |
| Cl. IT, 5.00%, 6/15/27 | | | 7,390,400 g | 841,857 |
| Federal National Mortgage Association: | | | | |

| | | |
|---|---:|---:|
| 5.00% | 19,435,000 f | 18,615,889 |
| 6.00% | 20,775,000 f | 20,843,346 |
| 4.00%, 5/1/10 | 792,835 | 774,655 |
| 5.50%, 9/1/34 | 328,341 | 322,316 |
| 7.00%, 6/1/29 - 9/1/29 | 100,642 | 104,896 |
| Multiclass Mortgage | | |
| Participation Ctfs., | | |
| Ser. 2586, Cl. WE, 4.00%, | | |
| 12/15/32 | 721,234 | 675,729 |
| Government National Mortgage Association I: | | |
| 5.50%, 4/15/33 - 3/15/34 | 2,743,376 | 2,709,181 |
| 8.00%, 9/15/08 | 844 | 845 |
| Ser. 2004-23, Cl. B, 2.95%, | | |
| 3/16/19 | 1,395,564 | 1,352,274 |
| Ser. 2007-46, Cl. A, 3.14%, | | |
| 11/16/29 | 421,690 | 411,600 |
| Ser. 2005-90, Cl. A, 3.76%, | | |
| 9/16/28 | 780,711 | 761,329 |
| Ser. 2006-67, Cl. A, 3.95%, | | |
| 10/6/11 | 984,345 | 962,026 |
| Ser. 2005-29, Cl. A, 4.02%, | | |
| 7/16/27 | 475,422 | 465,182 |
| Ser. 2006-6, Cl. A, 4.05%, | | |
| 10/16/23 | 112,413 | 110,695 |
| Ser. 2007-52, Cl. A, 4.05%, | | |
| 10/16/25 | 578,518 | 563,694 |
| Ser. 2006-66, Cl. A, 4.09%, | | |
| 1/16/30 | 933,636 | 915,329 |
| Ser. 2006-3, Cl. A, 4.21%, | | |
| 1/16/28 | 957,632 | 941,709 |
| Ser. 2006-5, Cl. A, 4.24%, | | |
| 7/16/29 | 665,507 | 654,659 |
| Ser. 2006-55, Cl. A, 4.25%, | | |
| 7/16/29 | 850,079 | 834,851 |
| Ser. 2005-32, Cl. B, 4.39%, | | |
| 8/16/30 | 671,426 | 663,000 |
| Ser. 2005-87, Cl. A, 4.45%, | | |
| 3/16/25 | 542,236 | 535,679 |
| Ser. 2004-39, Cl. LC, | | |
| 5.50%, 12/20/29 | 1,000,000 | 1,004,802 |
| Government National Mortgage Association II | | |
| 7.00%, 9/20/28 - 7/20/29 | 17,915 | 18,726 |
| | | **65,491,982** |
| **U.S. Government Securities--32.1%** | | |
| U.S. Treasury Bonds | | |
| 4.50%, 2/15/36 | 6,611,000 c | 6,269,608 |
| 5.00%, 5/15/37 | 3,528,000 d | 3,620,060 |
| U.S. Treasury Notes | | |
| 4.13%, 8/31/12 | 5,145,000 d | 5,125,711 |
| 4.38%, 12/31/07 | 245,000 h | 245,287 |
| 4.50%, 5/15/10 | 4,225,000 c | 4,279,464 |
| 4.63%, 12/31/11 | 4,238,000 c | 4,313,491 |
| 4.63%, 11/15/16 | 6,794,000 c | 6,829,567 |
| 4.75%, 8/15/17 | 20,104,000 d | 20,380,450 |
| 5.13%, 6/30/08 | 9,159,000 c | 9,226,978 |
| | | **60,290,616** |
| **Total Bonds and Notes** | | |
| (cost $258,148,056) | | **256,232,784** |
| | Face Amount | |
| | Covered by | |

| Options--.0% | Contracts ($) | Value ($) |
|---|---|---|
| **Call Options** | | |
| 3-Month Floor USD Libor-BBA | | |
| Interest Rate, January 2009 | | |
| @ 4 | 9,250,000 | 12,808 |
| Dow Jones CDX.DB | | |
| December 2007 @ .45 | 3,725,000 | 3,539 |
| U.S. Treasury 5 Year Note | | |
| October 2007 @ 107 | 5,200,000 | 28,438 |
| **Total Options** | | |
| (cost $54,019) | | **44,785** |

| Short-Term Investments--.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills** | | |
| 4.13%, 12/6/07 | | |
| (cost $247,115) | 249,000 i | **247,324** |

| Other Investment--4.8% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $8,958,000) | 8,958,000 j | **8,958,000** |

| Investment of Cash Collateral for Securities Loaned--19.2% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Fund | | |
| (cost $36,100,784) | 36,100,784 j | **36,100,784** |

| | | |
|---|---|---|
| **Total Investments** (cost $303,507,974) | **160.4%** | **301,583,677** |
| **Liabilities, Less Cash and Receivables** | **(60.4%)** | **(113,512,207)** |
| **Net Assets** | **100.0%** | **188,071,470** |

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these
    securities amounted to $ 17,686,580 or 9.4% of net assets.
b   Variable rate security--interest rate subject to periodic change.
c   All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's
    securities on loan is $35,187,178 and the total market value of the collateral held by the fund is $36,100,784.
d   Purchased on a delayed delivery basis.
e   Principal amount stated in U.S. Dollars unless otherwise noted.
    BRL--Brazilian Real
f   Purchased on a forward commitment basis.
g   Notional face amount shown.
h   Partially held by the custodian in a segregated account as collateral for open financial futures positions.
i   All or partially held by a broker as collateral for open financial futures positions.
j   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF FINANCIAL FUTURES
**September 30, 2007 (Unaudited)**

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 9/30/2007 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |

| | | | | |
|---|---|---|---|---|
| U.S. Treasury 5 year Notes | 190 | 20,335,938 | December 2007 | 50,953 |
| **Financial Futures Short** | | | | |
| U.S. Treasury 2 year Notes | 99 | (20,497,641) | December 2007 | (46,672) |
| U.S. Treasury 10 year Notes | 335 | (36,609,219) | December 2007 | 150,695 |
| U.S. Treasury 30 year Bonds | 16 | (1,781,500) | December 2007 | 11,500 |
| | | | | **166,476** |

## STATEMENT OF OPTIONS WRITTEN
**September 30, 2007 (Unaudited)**

| | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options** | | |
| **Call Options:** | | |
| CDX Option DB | | |
| December 2007 @ .4 | 7,450,000 | (3,539) |
| U.S. Treasury 5 Year Note | | |
| October 2007 @ 108 | 5,200,000 | (10,563) |
| **Put Options** | | |
| U.S. Treasury 5 Year Note | | |
| October 2007 @ 106 | 5,200,000 | (8,938) |
| (Premiums received $39,062) | | **(23,039)** |